919

02049865

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Poly Int'l Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 11 2002

P THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4364 FISCAL YEAR 4-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/10/02

82-4364

AR/S
4-30-02

Annual Report 2002

LOOKING AHEAD
WITH CONFIDENCE

Contribution to Turnover

Breakdown by Business Activity


51.0%
27.1%
FY2002
53.5%
FY2001

"FY": Financial year ended or ending 30 April

- Home Decor & Craft-related Products
- Distribution of Licensed Products
- Buying Agents and Others

- Group profit after tax and minority interests increased to US$4.7 million (equivalent to S$8.5 million), from US$1.0 million (equivalent to S$1.8 million).

- Group turnover down 11.9% to US$135.2 million (equivalent to S$244.5 million), from US$153.6 million (equivalent to S$278.3 million).

- Earnings per share increased to 1.2 US cents (equivalent to 2.2 Singapore cents), from 0.3 US cent (equivalent to 0.5 Singapore cent).

02 SEP -9 AM 11:36

ROLY INTERNATIONAL HOLDINGS LTD

Notice of 2002 Annual General Meeting and Notice of Books Closure Date for Dividends

NOTICE IS HEREBY GIVEN THAT the 2002 Annual General Meeting of the Company ("AGM") will be held at Raffles City Convention Centre, Enterprise Room, 4th Level, South Tower, 2 Stamford Road, Singapore 178882 on Friday, 20 September 2002 at 2.30 p.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the directors' report and audited accounts of the Company for the financial year ended 30 April 2002 together with the auditors' report thereon.

2. To declare a final dividend and a special dividend.

3. To re-elect the following directors retiring pursuant to the bye-laws of the Company and who, being eligible, offer themselves for re-election:

3.1 Liu Tsun Kie

3.2 Fan Ren Da, Anthony

4. To authorise the directors to fix the directors' fees for the financial year ending 30 April 2003.

5. To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

6. To consider and, if thought fit, passing the following resolution, with or without modifications, as an ordinary resolution:

"**THAT** the maximum number of the directors of the Company for the time being be 12 and that the board of directors of the Company be authorised to appoint additional directors up to such maximum number."

7. To transact any other business which may properly be transacted at an annual general meeting.

By Order of the Board
Cheung Hoi Yin, Brenda
Company Secretary

28 August 2002

Notes:

1. With the exception of The Central Depository (Pte) Limited ("CDP") who may appoint more than two proxies, any member of the Company entitled to attend and vote at the AGM is entitled to appoint no more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. Subject to paragraph 3 below, to allow persons whose names are listed on the Depository Register (individually a "Depositor" and collectively the "Depositors") maintained by CDP as at 18 September 2002 ("Cut-Off Date") to attend the AGM, arrangements will be made for CDP to automatically issue a proxy form appointing each of the Depositors and, in relation to each of the Depositors, in respect of such number of shares of the Company set out

opposite their respective names in the Depository Register maintained by CDP as at the Cut-Off Date, as its proxy/proxies to attend and vote at the AGM. Accordingly, a Depositor who wishes to attend and vote in person at the AGM can do so without having to submit the Depositor Proxy Form (defined below), provided that a Depositor who is a corporation and who wishes to attend the AGM must submit the Depositor Proxy Form for the appointment of person(s) to attend and vote at the AGM on its behalf.

3. If a Depositor wishes to appoint person(s) other than the Depositor to attend and vote at the AGM in his stead, the Depositor should complete and submit the proxy form attached to this notice and despatched to Depositors ("Depositor Proxy Form"). If a shareholder, who is not a Depositor, wishes to appoint person(s) other than the shareholder to attend and vote at the AGM in his stead, the shareholder should complete and submit the proxy form despatched to shareholders who are not Depositors ("Shareholder Proxy Form"). To be effective, the Depositor Proxy Form or the Shareholder Proxy Form must be deposited at the office of the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17–00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the AGM or its adjournment thereof.

4. The board of directors ("Board") currently comprises six members. The proposed ordinary resolution set out in item 6 of the agenda, if approved by shareholders, will allow the Board to appoint up to six additional directors to the Board.

NOTICE IS ALSO GIVEN THAT the register of members of the Company will be closed from Saturday, 28 September 2002 to Sunday, 29 September 2002, both dates inclusive for the purpose of determining the members' entitlement to the dividends to be proposed at the AGM.

Subject to the approval of shareholders, the dividends will be payable in cash to shareholders whose names appear on the register of members as at Friday, 27 September 2002. In order to qualify for the proposed dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906, not later than 5.00 p.m. on Friday, 27 September 2002.

The dividends, if approved at the AGM, will be paid on or about Friday, 11 October 2002.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 28/08/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice of Special General Meeting

NOTICE IS HEREBY GIVEN that a Special General Meeting ("SGM") of Roly International Holdings Ltd. ("Company") will be held at Raffles City Convention Centre, Enterprise Room, 4th Level, South Tower, 2 Stamford Road, Singapore 178882 on Friday, 20 September 2002 at 2.45 p.m. (or as soon as possible thereafter following the conclusion or adjournment of the 2002 Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving with or without amendments, the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

1. Renewal of the Share Issue Mandate

That the Directors be and are hereby authorised to issue Shares (whether by way of bonus issue, rights issue or otherwise, and including any capitalisation of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution) at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion, deem fit Provided That:

(a) the aggregate number of Shares to be issued pursuant to this resolution does not exceed 50% of the Company's existing issued share capital (calculated as hereafter provided); and

(b) the aggregate number of Shares issued other than on a pro rata basis to existing shareholders does not exceed 20% of the Company's existing issued share capital (calculated as hereafter provided),

such authority to continue in force until the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held, whichever is earlier, unless previously revoked or varied at a general meeting of the Company. For the purposes of determining the aggregate number of shares that may be issued pursuant to this resolution, the percentage of issued share capital shall be calculated based on the Company's maximum potential issued share capital at the time of the passing of this resolution (taking into account the conversion or exercise of any convertible securities and share options that have been issued or granted under any previous shareholders' approval and which are outstanding at the time of the passing of this resolution), adjusted for any subsequent consolidation or subdivision of Shares.

2. Renewal of the Share Repurchase Mandate

That pursuant to the Bye-laws of the Company, the Directors be and are hereby authorised to make purchases of shares in the capital of the Company from time to time (whether by way of Market Purchases (as defined in the Circular to Shareholders dated 28 August 2002 ("Circular")) or Off-Market Purchases (as defined in the Circular) on an equal access scheme) of up to 10% of the issued ordinary share capital of the Company as at the date of passing of this resolution at the price of up to but not exceeding the Maximum Price (as defined in the Circular), in accordance with the rules and guidelines of the Singapore Exchange Securities Trading Limited and the guidelines set out in Appendix II to the Circular and this mandate shall, unless revoked or varied by the Company in general meeting, continue in force until the date on which the next annual general meeting of the Company is held or is required by law to be held, whichever is earlier.

By Order of the Board

Cheung Hoi Yin, Brenda
Company Secretary

28 August 2002

NOTES:

1. With the exception of The Central Depository (Pte) Limited ("CDP") who may appoint more than two proxies, any member of the Company entitled to attend and vote at the SGM is entitled to appoint no more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. Subject to paragraph 3 below, to allow persons whose names are listed on the Depository Register (individually a "Depositor" and collectively the "Depositors") maintained by CDP as at 18 September 2002 ("Cut Off Date") to attend the SGM, arrangements will be made for CDP to automatically issue a proxy form appointing each of the Depositors and, in relation to each of the Depositors, in respect of such number of shares of the Company set out opposite their respective names in the Depository Register maintained by CDP as at the Cut Off Date, as its proxy/proxies to attend and vote at the SGM. Accordingly, a Depositor who wishes to attend and vote in person at the SGM can do so without having to submit the Depositor Proxy Form (defined below), provided that a Depositor who is a corporation and who wishes to attend the SGM must submit the Depositor Proxy Form for the appointment of person(s) to attend and vote at the SGM on its behalf.

3. If a Depositor wishes to appoint person(s) other than the Depositor to attend and vote at the SGM in his stead, the Depositor should complete and submit the proxy form attached to this notice and despatched to Depositors ("Depositor Proxy Form"). If a Shareholder, who is not a Depositor, wishes to appoint person(s) other than the Shareholder to attend and vote at the SGM in his stead, the Shareholder should complete and submit the proxy form despatched to Shareholders who are not Depositors ("Shareholder Proxy Form"). To be effective, the Depositor Proxy Form or the Shareholder Proxy Form must be deposited at the office of the Company's Singapore share transfer agent, M & C Services Private Limited at 138 Robinson Road, #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for holding the SGM or adjourned meeting.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 28/08/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (Mauritius) Ltd Arisaig Greater China Fund
Date of notice to company:	28/08/2002
Date of change of interest:	27/08/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	3,000,000
% of issued share capital:	0.76
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.31
No. of shares held before the transaction:	24,544,000
% of issued share capital:	6.19
No. of shares held after the transaction:	27,544,000
% of issued share capital:	6.95

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	24,544,000
% of issued share capital:	0	6.19
No. of shares held after the transaction:	0	27,544,000
% of issued share capital:	0	6.95
Total shares:	0	27,544,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 28/08/2002 to the SGX

Through professional management and careful investment in human capital, to preserve and grow our position as a key player in global supply chain management, while constantly striving to increase shareholders' value.

Contents

Enclosures:

1. Circular to shareholders dated 28 August 2002 relating to a Special General Meeting to be held on 20 September 2002
2. Proxy Form (Special General Meeting)
3. Proxy Form (Annual General Meeting)

Board of Directors



Wang Lu Yen
(Chairman)



* Liu Tsun Kie
(Deputy Chairman)



Khoo Kim Cheng
(Chief Financial Officer)



Lin Jui Hsien, Jacob



* Professor King,
Ambrose Y C, JP, SBS



* Fan Ren Da, Anthony

* *Non-executive directors*

Audit Committee

Liu Tsun Kie
(Chairman of the Committee)
Professor King, Ambrose Y C, JP, SBS
Fan Ren Da, Anthony

Company Secretary

Cheung Hoi Yin, Brenda

Registered Office

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda
Tel : (441) 295 1422
Fax: (441) 292 4720

Web Site

http://www.roly.com

Bermuda Registrar

The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street
Hamilton HM 11
Bermuda

Singapore Share Transfer Agent

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Tel : (65) 6227 6660

Auditors

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central
Hong Kong

Partner in Charge: Kennedy Liu

ADR Depositary

The Bank of New York
101 Barclay Street, 22nd Floor
New York, N.Y. 10286
United States of America
Tel : (212) 815 5822
Fax: (212) 571 3050

Principal Bankers

Citibank, N.A.
47th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Central
Hong Kong

CITIC Ka Wah Bank Limited
232 Des Voeux Road Central
Hong Kong

The Hongkong & Shanghai Banking Corporation Limited
10th Floor
HSBC Building Tsim Sha Tsui
82-84 Nathan Road
Kowloon
Hong Kong

Standard Chartered Bank
23rd Floor
Standard Chartered Bank Building
4-4A Des Voeux Road Central
Hong Kong

The successful LINMARK IPO on the SEHK in May 2002, a demonstration of Roly's commitment of bringing and Unleashing Value for our shareholders.

I am pleased to report that the Group has achieved satisfactory results amidst the difficult market conditions that dominated last year. Although turnover was reported at approximately US$135.2 million, 11.9% lower than FY2001, our profit before tax showed a 95.2% rise to approximately US$6.9 million this year. This achievement stands as a stamp of recognition to our strategy of divesting certain non-performing businesses in preceding years. Combining effective cost control measures, our profit after tax attributable to shareholders ("net earnings") has risen by 370.0%, from approximately US$1.0 million to approximately US$4.7 million.

The board of directors has recommended the payment of a final dividend of 0.63 Singapore cent per share (equivalent to 0.35 US cent per share) and a special dividend of 0.61 Singapore cent per share (equivalent to 0.34 US cent per share). The final dividend and special dividend of 1.24 Singapore cents per share, equivalent to 0.69 US cent per share, if approved at the annual general meeting of the Company, will be payable in cash.

Earnings per share for the year was 1.2 US cents, significantly higher than the 0.3 US cent reported last year.

Back on the Right Track

The results achieved underline the commitment of our staff in pursuing the astutely defined business strategies. Our focus for the year under review was to continue to grow our three major arm of businesses, marked by the successful spin-off of our buying agency arm, Linmark Group Limited ("Linmark") on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002.

Despite pleasing overall results, dwindling demand from the US market has inevitably created an impact on our home decor arm. For the year under review, our Asian operations, undertaken by Vigor International (H.K.) Limited and Vigor International, Inc. ("Vigor"), delivered promising profits. However, our robust performance in Asia was eroded by an after tax loss from Sun Hill Industries, Inc.



Wang Lu Yen
Chairman

Roly's management is also committed to focusing on Asia, China in particular, in order to ride on the wave of exciting growth expected from China's entry into the WTO.

("Sun Hill"), our US based business operation which was re-positioned during the year under review.

The management continues to adopt a prudent approach to the expansion of our distribution business in the PRC as we seek to contain our credit risks. During the year under review, addition of new brands necessitated injection of new resources. However, the related expenditure is expected to boost long term business value as we continue to build a larger share of the market.

Corporate Events

In May 2001, the Group successfully raised US$19 million in transferable loans and the proceeds were used to finance working capital requirement and to repay bank borrowings. Due to the drop of average borrowing rate, interest expense reduced by 25.0% to approximately US$1.5 million for FY2002. The Group repaid US$2.5 million and US$12 million in transferable loans in April 2002 and May 2002 respectively as the Group rearranged its financial obligations.

During the year under review, the Group acquired the remaining 15% and 20% equity interests in Midway Enterprises (Guang Zhou) Ltd. ("Midway") and Sun Hill respectively. These acquisitions not only affirmed the autonomy of operations, but will also allow the Group to carry out restructuring plans for future growth and profit.

Going from Strength to Strength

Our major task for FY2003 is to improve profitability by leveraging our foundations and strengthening the synergies among our businesses. These strategies will go hand in hand with our initiatives in technology application, which will be instrumental to enhancing efficiency of our supply chain management businesses.

Global outlook is expected to get better, with much depending on the conditions of the US market. With the PRC's entry into the WTO, our strong position in the Greater China region is expected to yield fresh opportunities.

As the demand for global sourcing grows, the Group is committed to supporting and complementing the continual growth of Linmark. Meanwhile, we are also committed to streamlining and redefining the operations of our home decor business.

The PRC's successful accession to the WTO sets a positive tone for high growth in the country's domestic retail market. At the same time, brand awareness will be enhanced. Leveraging extensive business network in the Greater China region, the Group will seek to solicit more major brands to enhance both the portfolio and profitability of our distribution operations in the PRC.

FY2003 is certain to be another year of progress for the Group. With the right model, the people, the technology and the strategy, I am confident that the Group will achieve higher returns in the coming years.

Directors

Following the successful listing of the shares in Linmark on the Main Board of The Stock Exchange of Hong Kong Limited on 10 May 2002, Mr. Fu Jin Ming, Patrick has resigned as a director of the Company with effect from 28 May 2002 to focus on managing Linmark and its subsidiaries in the Greater China region.

Appreciation

I wish to acknowledge the hard work of our management and staff in the past year and the creditable results they have accomplished. I would also like to thank our shareholders, customers, business associates and suppliers who have continued to lend their support to the Group.

Wang Lu Yen
Chairman
30 July 2002

For FY2002, the Group achieved a turnover of approximately US$135.2 million (S$244.5 million) as compared to US$153.6 million (S$278.3 million) in the previous year. The decrease in turnover for the year under review was mainly attributable to the continued softening of consumer demand in the US during the first half of the year, which was then crystallized by the tragic event of 11 September.

The Group achieved an after tax profit attributable to shareholders of approximately US$4.7 million (S$8.5 million) for FY2002, an increase of 370.0% over last year's US$1.0 million (S$1.8 million). This year's net earnings were impacted by an after tax loss incurred by Sun Hill, the Group's seasonal products designing and marketing operation in the US and the full provision made during the first half of FY2002 against the Group's investment in the online home furnishing operation in the US.

Post-Balance Sheet Events

Following the placing and public offer of Linmark's shares on 10 May 2002 and the exercise of the over-allotment option by DBS Asia Capital Limited to subscribe for additional Linmark's shares on 27 May 2002, the Group has successfully spun-off its 27.7% of its then wholly–owned buying agency arm, Linmark, on the Main Board of The Stock Exchange of Hong Kong Limited. Net proceeds from the listing exercise amounted to approximately US$35.9 million, and the Group is expected to book a capital gain of approximately US$24.3 million as exceptional gain in FY2003.



Steven Julien Feniger
Executive Director &
Chief Executive Officer
Linmark

"The top management has been further strengthened with the appointment of two key managers in readiness for expansion in social compliance monitoring services and product development business."





Buying Agency Business

For the year under review, the Group's buying agency business, Linmark, shared the brunt of global deflationary pressure and a US led economic slow down, with total shipment volume improved marginally to approximately US$489.4 million as compared to US$480.1 million of last year. While the revenue from production management and quality assurance services business mainly carried out in South Africa and the Indian sub-continent has increased, the revenue of full commission on buying services booked has decreased. This resulted in a net decrease in turnover by 8.8% to approximately US$29.6 million for FY2002, representing 21.9% of the Group's total turnover. Customers' confidence gradually returned during the last two months of FY2002, and we have also entered into an exclusive buying agency agreement with a new customer, Warnaco Inc. ("Warnaco") (as disclosed in announcements made by the Company on 9 January 2002 and 4 February 2002). However, Warnaco has been paying the less than usual commission fee on the orders in progress handed over to the Group in February 2002 during the transitional period. Profit before tax generated from this business dropped to approximately US$8.3 million for the year under review, partly as a result of the start-up costs following major business expansion. Internally, the top management has been further strengthened with the appointment of the Chief Executive Officer and two key managers in readiness for expansion in social compliance monitoring services and product development business.





Going ahead, Linmark will expand further into Europe and Asia, and in particular the Mainland China, by acquisition and forming alliances with strategic partners in the region. The launching of the LOGON system, a web-based critical path management system, will enhance operational efficiency while minimizing costs. As Warnaco is already meeting the aggressive shipment plan, it is expected to contribute substantially to the Group's net earnings for FY2003.



Chen Chiung Neng, Robert
Executive Director
Vigor

"Strategic relocation of operations to locations with low operating costs will further trim our overheads, helping us to stay competitive in the industry."





Home Decor Business

The turnover of the home decor business decreased by approximately 16.2% to US$68.9 million and accounted for 51.0% of the Group's total turnover. The drop was mainly due to down-sizing of Sun Hill, the Group's US based business operation, and the loss of two US customers who went out of business during the year under review and one other customer who changed its buying policy. The business re-positioning instituted during the year has begun to pay off, as reflected by the turnaround to a profit before tax of approximately US$2.4 million. However, this earnings level is still lower than our expectation because of a loss before tax of approximately US$3.2 million incurred by Sun Hill. During the year under review, Sun Hill was revamped to undertake only direct import transactions and has since re-positioned to become a designing and marketing arm catering to the US seasonal hardgoods market. Although the slow down in orders from the US has reduced the turnover of Vigor, the Group's home decor exporting business in Asia, by approximately 15.3% to US$59.9 million, these operations remain profitable and have contributed significantly to the turnaround in this business area.

VIGOR





Further to a substantial reduction in operating overheads of approximately 60% by direct shipments to customers, hence eliminating all warehousing and inventory holding costs in the second half of FY2003, the management is working to make Sun Hill a strategic fit to our home decor business. Moreover, the Group collected the residual receivable of US$0.5 million in June 2002 from its US customer, Wang's International, Inc., thereby eliminating the need for further provision for this troubled account. Strategic relocation of operations to locations with low operating costs will further trim our overheads, helping us to stay competitive in the industry. Barring any unforeseen circumstances, this segment of the business is expected to contribute positively to the Group's earnings.



Lin Jui Hsien, Jacob
Executive Director
Roly, Midway & Toonsland

"Further management and financial resources will be directed to develop brands with profitable potential."





Greater China's Distribution Business

While resources were allocated in China for the marketing of international branded consumer products, we have had to strike a careful balance between our credit exposure and business expansion. Sales growth of Midway has been affected due to the Group's cash-only policy to wholesale customers. Due to cautious consumer spending, the Group is yet to achieve a major breakthrough in the Hong Kong market. There was no sales contribution for FY2002 from Taiwan after the closure of all retail outlets. Affected by these factors, turnover dropped marginally by approximately 4.1% to US$36.7 million, contributing 27.1% to turnover as a whole.

During the year under review, the Group acquired the distribution rights of new brands and upgraded its existing distribution network. However, these initiatives to enhance future sales growth have called for the injection of new capital expenditure. A profit before tax of approximately US$0.7 million was recorded for this arm of business as compared to approximately US$1.4 million in FY2001.

MIDWAY



ToonsLand

Plans have been drawn to outsource certain functions such as logistics and sourcing to allow the Group to focus on marketing and brand management for higher profitability. Further management and financial resources will be directed to develop brands with profitable potential.

Provision on Investment

As reported earlier, the Group took a one-time full provision of approximately US$1.5 million in the first half of FY2002, against the investment in QVDS, Inc. ("QVDS"), an online home furnishing company in the US that iHomedecor.com, Inc. ("IHD") has merged into. Upon distribution of common shares in QVDS, IHD shall hold approximately 17.1% equity interest in QVDS. IHD remains a 34.7% associated company of the Group in the US and shall remain dormant.

Foreign Exchange

There is an increase in foreign exchange gain from approximately US$198,000 reported last year to approximately US$932,000 of this year because the Group's sales are primarily denominated in US dollars while expenses and liabilities of its operating subsidiaries are mainly denominated in certain Asian currencies. As Asian currencies were depreciated against US dollars last year, therefore, the Group recorded a foreign exchange gain of approximately US$932,000 in FY2002.







IT-Related Activities

In June 2002, the Group completed the initial implementation of a web-based LOGON system to connect Linmark's major sourcing offices, its customers and the vendors of the customers online for managing order tracking and monitoring for customers, the vendors of the customers and Linmark. This system serves to promote operational efficiency and to enhance customer "stickiness". In July 2002, the Group signed an agreement with e-commerce Logistics Limited to establish a joint venture company, e-Logistics (China) Limited ("JV Company"), to provide third-party logistics services to foreign and local corporations and manufacturers in China. To achieve higher efficiency and cost savings, Midway will outsource its logistics management functions to the JV Company's subsidiary in China.

The results, assets and liabilities of the Group for the last five financial years are as follows:

RESULTS

	2002 US$'000	2001 US$'000	2000 US$'000	1999 US$'000	1998 US$'000
Turnover	135,238	153,592	190,928	234,132	250,677
Profit/(Loss) before taxation	6,866	3,517	8,331	(34,880)	(17,324)
Taxation	(2,111)	(1,557)	(1,538)	(712)	233
Profit/(Loss) after tax but before minority interests	4,755	1,960	6,793	(35,592)	(17,091)
Minority interests	(11)	(948)	455	977	(85)
Profit/(Loss) attributable to shareholders	4,744	1,012	7,248	(34,615)	(17,176)
	US cents	US cent	US cents	US cents	US cents
Earnings/(Loss) per share	1.2	0.3	1.6	(10.7)	(5.3)

Note:

The above summary of results represented condensed statements of profit and loss.

ASSETS AND LIABILITIES

	2002 US$'000	2001 US$'000	2000 US$'000	1999 US$'000	1998 US$'000
Total assets	82,007	69,102	72,012	148,970	177,479
Total liabilities and minority interests	(49,234)	(40,068)	(44,100)	(99,727)	(94,582)
Total shareholders' funds	32,773	29,034	27,912	49,243	82,897

	US cents	US cents	US cents	US cents	US cents
Net tangible assets backing per share	6.6	6.4	6.0	9.1	16.2

Note:

Net tangible assets backing per share for the years 1998 to 2000 were calculated after adjusting the effects of one bonus share issued for every two existing ordinary shares issued on 24 October 2000.

The directors of Roly International Holdings Ltd. present their report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 30 April 2002.

DIRECTORATE

The directors of the Company during the financial year and up to the date of this report are as follows:

Wang Lu Yen	*Chairman*
Liu Tsun Kie	*Deputy Chairman*
Khoo Kim Cheng	
Lin Jui Hsien, Jacob	
Professor King, Ambrose Y C, JP, SBS	
Fu Jin Ming, Patrick	*(Resigned on 28 May 2002)*
Fan Ren Da, Anthony	*(Appointed on 23 July 2002)*

Liu Tsun Kie and Fan Ren Da, Anthony will retire from office at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election in accordance with bye-laws 92 and 91(2) of the bye-laws of the Company.

PRINCIPAL ACTIVITIES

The principal activities of the Company during the financial year are those relating to investment holding and the provision of financial, management and other services to its subsidiary companies. The principal activities of the subsidiary companies are (i) the design, manufacture, international procurement, marketing and sale of lifestyle products comprising home decor and craft-related products; (ii) the design, manufacture, marketing and sale of licensed products; and (iii) acting as buying agents for customers to source from vendors and manufacturers. Products comprise principally apparel, footwear, fashion accessories, electronic tools and home decorative products.

There were no significant changes in the nature of these activities during the financial year.

EMPLOYEES

The total number of employees in the Group and the Company at the end of the financial year were 3,040 and 14 (2001: 2,378 and 16), respectively.

FINANCIAL RESULTS

Results of the Group and of the Company for the financial year are set out on page 39 of the accompanying financial statements.

TRANSFERS TO AND FROM RESERVES OR PROVISIONS

Except as shown in the financial statements, there were no other material transfers to or from reserves or provisions during the financial year.

MATERIAL ACQUISITION AND DISPOSAL OF SUBSIDIARY COMPANIES

On 15 June 2001, Guangzhou Vigor Trading Co., Ltd., a 73%-owned subsidiary, acquired the remaining 15% interest in Midway Enterprises (Guang Zhou) Ltd. ("Midway") from a minority shareholder for cash consideration of approximately US$397,000, making Midway effectively a 96%-owned subsidiary of the Company*(Note)*. Net assets acquired by the Group as at the acquisition date was approximately US$286,000.

On 31 October 2001, the Group acquired the remaining 20% interest in Sun Hill Industries, Inc. ("Sun Hill") from a minority shareholder for cash consideration of approximately US$143,000, making Sun Hill a wholly-owned subsidiary of the Company. Sun Hill had net liabilities of approximately US$3,537,000 as at the date of acquisition.

Other than disclosed above, there were no material acquisition or disposal of subsidiary companies during the financial year.

Note: The Group has 100% economic interests in Midway albeit having only 96% attributable ownership.

ARRANGEMENTS TO ENABLE DIRECTORS TO ACQUIRE SHARES OR DEBENTURES

Except as disclosed elsewhere in the directors' report, neither at the end of nor at any time during the financial year was the Company a party to any arrangement whose object was to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

ISSUE OF SHARES AND DEBENTURES

During the financial year, the Company issued 522,000 shares in respect of the exercise of share options by certain employees to subscribe for 522,000 ordinary shares of US$0.10 each, ranking pari-passu with the then existing shares in all aspects, at US$0.10 to US$0.15 per share, for cash.

Except as disclosed above, no other shares or debentures of the Company were issued during the financial year.

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS

Particulars of interests of directors in shares and share options in the Company at the end of the financial year are as follows:

(a) Interests in Shares

	Ordinary shares of US$0.10 each fully paid			
	Shareholdings held beneficially by directors		Other shareholdings in which the directors are deemed to have an interest	
	At 1 May 2001	At 30 April 2002	At 1 May 2001	At 30 April 2002
Wang Lu Yen	20,200,000	20,200,000	121,593,500 (Note)	121,593,500 (Note)
Khoo Kim Cheng	215,000	415,000	—	—
Lin Jui Hsien, Jacob	2,661,298	2,661,298	—	—
Fu Jin Ming, Patrick	300,000	1,275,000	—	—

Note: Including 121,243,500 shares owned beneficially by Megastar Holdings Limited, a company wholly-owned by Wang Lu Yen, and 350,000 shares owned beneficially by the spouse of Wang Lu Yen.

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS *(continued)*

(b) Interests in Share Options

The following options were granted to the executive directors under the Roly Executives' Share Option Scheme ("ESOS") and the Roly (1999) Share Option Scheme ("1999 Scheme") (collectively referred to as the "Schemes"):

	Aggregate options outstanding as at beginning of financial year	Options granted during the financial year	Aggregate options granted since commencement of the Schemes to end of financial year	Aggregate options exercised since commencement of the Schemes to end of financial year	Adjustment due to bonus issue on 24 October 2000	Aggregate options outstanding as at end of financial year
Options granted on 26 February 1998 (exercisable from 26 February 1999 to 25 February 2003, at exercise price of US$0.177 per share)						
Khoo Kim Cheng	750,000	—	500,000	—	250,000	750,000
Lin Jui Hsien, Jacob	360,000	—	240,000	—	120,000	360,000
Options granted on 12 March 1999 (exercisable from 12 March 2000 to 11 March 2004, at exercise price of US$0.100 per share)						
Khoo Kim Cheng	—	—	400,000	(400,000)	—	—
Lin Jui Hsien, Jacob	—	—	200,000	(200,000)	—	—
Fu Jin Ming, Patrick	—	—	100,000	(100,000)	—	—
Options granted on 10 February 2000 (exercisable from 10 February 2001 to 9 February 2005, at exercise price of US$0.150 per share)						
Khoo Kim Cheng	1,350,000	—	900,000	—	450,000	1,350,000
Lin Jui Hsien, Jacob	900,000	—	600,000	—	300,000	900,000
Fu Jin Ming, Patrick	150,000	—	100,000	—	50,000	150,000
Options granted on 21 August 2001 (exercisable from 21 August 2002 to 20 August 2009, at exercise price of US$0.100 per share)						
Khoo Kim Cheng	—	1,500,000	1,500,000	—	—	1,500,000
Lin Jui Hsien, Jacob	—	1,200,000	1,200,000	—	—	1,200,000
Fu Jin Ming, Patrick	—	1,000,000	1,000,000	—	—	1,000,000

DIRECTORS' INTERESTS IN SHARES AND SHARE OPTIONS *(continued)*

(b) Interests in Share Options *(continued)*

	Aggregate options outstanding as at beginning of financial year	Options granted during the financial year	Aggregate options granted since commencement of the Schemes to end of financial year	Aggregate options exercised since commencement of the Schemes to end of financial year	Adjustment due to bonus issue on 24 October 2000	Aggregate options outstanding as at end of financial year
Options granted on 7 March 2002 (exercisable from 7 March 2004 to 6 March 2010, at exercise price of US$0.130 per share)						
Khoo Kim Cheng	—	2,000,000	2,000,000	—	—	2,000,000
Lin Jui Hsien, Jacob	—	2,000,000	2,000,000	—	—	2,000,000
Fu Jin Ming, Patrick	—	1,000,000	1,000,000	—	—	1,000,000

There was no change in any of the above-mentioned interests in the Company between the end of the financial year and 21 May 2002, except the Company issued 105,000 shares in respect of the exercise of share options granted on 10 February 2000 by Fu Jin Ming, Patrick to subscribe for 105,000 ordinary shares of the Company.

DIVIDENDS

The board of directors recommends the payment of a final dividend and a special dividend in respect of the year ended 30 April 2002 of 0.63 Singapore cent per share (equivalent to 0.35 US cent per share) and 0.61 Singapore cent per share (equivalent to 0.34 US cent per share) respectively. Subject to shareholders' approval, the final dividend and special dividend will be payable in cash to shareholders whose names appear on the register of members as at Friday, 27 September 2002.

OTHER INFORMATION

(a) Bad and Doubtful Debts

Prior to the preparation of the financial statements, the directors took reasonable steps to ensure that proper action had been taken in relation to writing off bad debts and providing for doubtful debts of the Company, and have satisfied themselves that no debts need to be written off and that adequate provision had been made for doubtful debts.

At the date of this report, the directors are not aware of any circumstances which would render the amount of bad debts written off or the amount of provision for doubtful debts in the consolidated financial statements inadequate to any substantial extent.

OTHER INFORMATION *(continued)*

(b) Current Assets

Prior to the preparation of the financial statements, the directors took reasonable steps to ensure that any current assets of the Company which were unlikely to realise their book values in the ordinary course of the business had been written down to their estimated realisable values or that adequate provision had been made for the diminution in values of such current assets.

At the date of this report, the directors are not aware of any circumstances which would render the values attributed to current assets in the consolidated financial statements misleading.

(c) Charges and Contingent Liabilities

Except for disclosed in the financial statements, since the end of the financial year,

- no charge on the assets of the Company or any corporation in the Group has arisen which secures the liabilities of any other person; and

- no contingent liability of the Company or any corporation in the Group has arisen.

(d) Ability to Meet Obligations

No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months which, in the opinion of the directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations as and when they fall due.

(e) Other Circumstances Affecting the Financial Statements

At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements which would render any amount stated in the consolidated financial statements of the Group or the financial statements of the Company misleading.

(f) Unusual Items

In the opinion of the directors, no item, transaction or event of a material and unusual nature has substantially affected the results of the operations of the Group or of the Company during the financial year.

(g) Material and Unusual Transactions After the Financial Year

In the opinion of the directors, in the interval between the end of the financial year and the date of this report and except as disclosed in the accompanying financial statements, no item, transaction or event of a material and unusual nature, likely to affect substantially the results of the operations of the Company and of the Group for the financial year in which this report is made, has arisen.

DIRECTORS' CONTRACTUAL BENEFITS

Since the end of the last financial year, except as disclosed in the directors' report and the financial statements, no director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related company with the director or with a firm of which he is a member or with a company in which he has a substantial financial interest.

SHARE OPTIONS

The ESOS was adopted by the Company at the special general meeting held on 3 October 1997 and its rules were amended at the annual general meeting held on 9 October 1998.

The 1999 Scheme was adopted by the Company at the special general meeting held on 29 October 1999 and its rules were amended at the special general meeting held on 19 October 2001.

SHARE OPTIONS *(continued)*

The Schemes are administered by a committee comprising three directors, namely Wang Lu Yen and Liu Tsun Kie, who are not participants of the Schemes, and Khoo Kim Cheng whom was appointed a member of the committee with effect from 12 December 2001 so as to facilitate the independent approval by the committee of the grant of options to non-executive directors of the Company. The Schemes shall continue to be in force at the discretion of the committee for a maximum period of 10 years from 3 October 1997 and 29 October 1999, respectively. However, the period may be extended with the approval of members at a general meeting of the Company and of any relevant authorities which may then be required.

The following options to subscribe for ordinary shares of US$0.10 each were granted under the Schemes and remain outstanding at the financial year end:

	Number of share options						
Date of grant	Balance at 1 May 2001	Granted	Exercised	Cancelled	Balance at 30 April 2002	Exercise price per share	Exercise period
26 February 1998	4,174,500	—	—	(642,000)	3,532,500	US$0.177	26 February 1999 to 25 February 2003
12 March 1999	1,470,000	—	(180,000)	(570,000)	720,000	US$0.100	12 March 2000 to 11 March 2004
10 February 2000	8,550,000	—	(342,000)	(315,000)	7,893,000	US$0.150	10 February 2001 to 9 February 2005
1 November 2000	250,000	—	—	(250,000)	—	US$0.100	1 November 2001 to 31 October 2005
21 August 2001	—	15,550,000	—	(2,550,000)	13,000,000	US$0.100	21 August 2002 to 20 August 2009
7 March 2002	—	9,600,000	—	—	9,600,000	US$0.130 *(Note)*	7 March 2004 to 6 March 2010
	14,444,500	25,150,000	(522,000)	(4,327,000)	34,745,500		

Note: The exercise price was fixed at a discount of 20% to the average of the last dealt prices for a share of the Company for the three consecutive trading days immediately preceding the date of grant, i.e. 7 March 2002.

SHARE OPTIONS *(continued)*

As at 30 April 2002, executives and employees, other than the directors of the Company, who have been granted 5% or more of the total options available under the Schemes are as follows:

	Options granted during the financial year	Aggregate options granted since commencement of the Schemes to end of financial year	Aggregate options exercised since commencement of the Schemes to end of financial year	Adjustment due to bonus issue on 24 October 2000	Aggregate options outstanding as at end of financial year
Options granted on 26 February 1998 (exercisable from 26 February 1999 to 25 February 2003, at exercise price of US$0.177 per share)					
Wang Yueh Cheng	—	200,000	—	100,000	300,000
Chen Chiung Neng, Robert	—	240,000	—	120,000	360,000
Options granted on 12 March 1999 (exercisable from 12 March 2000 to 11 March 2004, at exercise price of US$0.100 per share)					
Wang Yueh Cheng	—	200,000	(200,000)	—	—
Chen Chiung Neng, Robert	—	200,000	(200,000)	—	—
Options granted on 10 February 2000 (exercisable from 10 February 2001 to 9 February 2005, at exercise price of US$0.150 per share)					
Wang Yueh Cheng	—	500,000	—	250,000	750,000
Chen Chiung Neng, Robert	—	400,000	—	200,000	600,000

SHARE OPTIONS *(continued)*

	Options granted during the financial year	Aggregate options granted since commencement of the Schemes to end of financial year	Aggregate options exercised since commencement of the Schemes to end of financial year	Adjustment due to bonus issue on 24 October 2000	Aggregate options outstanding as at end of financial year
Options granted on 21 August 2001 (exercisable from 21 August 2002 to 20 August 2009, at exercise price at of US$0.100 per share)					
Wang Yueh Cheng	1,000,000	1,000,000	—	—	1,000,000
Chen Chiung Neng, Robert	1,000,000	1,000,000	—	—	1,000,000
Options granted on 7 March 2002 (exercisable from 7 March 2004 to 6 March 2010, at exercise price of US$0.130 per share)					
Wang Yueh Cheng	1,000,000	1,000,000	—	—	1,000,000
Chen Chiung Neng, Robert	1,000,000	1,000,000	—	—	1,000,000

Between the end of the financial year and 21 May 2002, the Company issued 720,000 shares in respect of the exercise of share options by Chen Chiung Neng, Robert, to subscribe for 720,000 (360,000 shares under shares options granted on 26 February 1998 and 360,000 shares under shares options granted on 10 February 2000) ordinary shares of the Company.

SHARE OPTIONS *(continued)*

No other executive or employee of the Company has received 5% or more of the total options available under the Schemes and no options have been granted to controlling shareholders of the Company or their associates during the financial year.

On 22 April 2002, RGS Holdings Limited, being the then sole shareholder of Linmark Group Limited ("Linmark"), approved a share option scheme established by Linmark under which Linmark's board of directors or a committee thereof may, at its discretion, invite any employees and business associates of Linmark or any of its affiliated companies, including any directors of Linmark (except Wang Lu Yen who is specifically excluded so long as he remains as a substantial shareholder of Linmark), to take up options to subscribe for shares in Linmark. Both RGS Holdings Limited and Linmark are subsidiary companies of the Company. The maximum number of shares in respect of which options may be granted under the share option scheme may not exceed 10% of the issued share capital of Linmark immediately following the listing of the shares of Linmark. Subject to the approval of Linmark's shareholders, the aggregate number of Linmark's shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and any other share option schemes of Linmark shall not exceed 30% of Linmark's shares in issue from time to time. The subscription price will be determined by Linmark's board of directors and will be the highest of (i) the nominal value of the shares, (ii) the quoted closing price of Linmark's shares on the trade day on the date of grant of that option, or (iii) the average of the quoted closing price of Linmark's shares on the five business days immediately preceding the date of offer of the options. The scheme became effective upon the listing of Linmark's shares on The Stock Exchange of Hong Kong Limited on 10 May 2002.

Subsequent to 30 April 2002 and up to the date of approval of these financial statements, options to subscribe for 43,930,000 shares of Linmark have been granted, of which, Khoo Kim Cheng and Fu Jin Ming, Patrick, directors of the Company during the year ended 30 April 2002, have been granted options to subscribe for 3,800,000 and 4,200,000 shares, respectively, with an exercise period from 21 May 2003 to 20 May 2008 at the exercise price of HK$2.55 per share.

The compensation committee of the board of directors of Linmark, comprising Wong Wai Ming, Wang Arthur Minshiang, Wang Lu Yen and Steven Julien Feniger, has been delegated with the powers and authorities to implement the share option scheme of Linmark.

Except as disclosed above, during the financial year, there were:

(i) no options granted by the Company or its subsidiary companies to any person to take up unissued shares in the Company or its subsidiary companies; and

SHARE OPTIONS *(continued)*

(ii) no shares issued by virtue of any exercise of option to take up unissued shares of the Company or its subsidiary companies.

Except as disclosed above, as at the end of the financial year, there were no unissued shares of the Company or its subsidiary companies under option.

AUDIT COMMITTEE

The members of the audit committee during the financial year and up to the date of this report are as follows:

Liu Tsun Kie*	*Chairman of the Committee*
Professor King, Ambrose Y C, JP, SBS*	
Khoo Kim Cheng	(Resigned on 23 July 2002)
Fan Ren Da, Anthony*	(Appointed on 23 July 2002)

* *Independent non-executive directors*

In performing its functions, the committee reviewed the overall scope of the external audits and the assistance given by the Company's officers to the external auditors. It met with the Company's external auditors to discuss the results of their examination and their evaluation of the Company's system of internal accounting controls. In addition, the audit committee considered the announcements of half-year and annual results prior to their release by the Company. The committee also reviewed the consolidated financial statements of the Group and the financial statements of the Company for the year ended 30 April 2002 as well as the auditors' report thereon.

Except as disclosed in Note 38 to the financial statements, no transactions with interested persons were brought to the attention of the audit committee for their deliberation, as there were no transactions, as defined in Chapter 9 of the Listing Manual ("Listing Manual") of the Singapore Exchange Securities Trading Limited, which were required to be referred to the committee.

The audit committee has recommended to the board of directors that the auditors, PricewaterhouseCoopers, be nominated for re-appointment as auditors at the forthcoming annual general meeting of the Company.

INTERESTED PERSON TRANSACTIONS

The aggregate value of interested person transactions, as defined in Chapter 9 of the Listing Manual, entered into during the financial year under review is as follows:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 (equivalent to approximately US$55,000) and transactions conducted under shareholders' mandate pursuant to Rule 920 of the Listing Manual)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 of the Listing Manual (excluding transactions less than S$100,000 (equivalent to approximately US$55,000))
Wang Lu Wei, Robert *(Note 1)*	US$528,000 *(Note 2)*	Nil

Notes:

1. Wang Lu Wei, Robert is a substantial shareholder of the Company. He is a brother of Wang Lu Yen, a director and substantial shareholder of the Company.

2. The amount represents the aggregate value of all sales to Wang's International, Inc., Wang's Canadian Acquisition Corporation and Creative Co-Op Inc., all of which are either owned or deemed to be owned by Wang Lu Wei, Robert.

Details of the interested person transactions are disclosed in Note 38 to the financial statements.

The values of the interested person transactions are below the materiality thresholds stated in Chapter 9 of the Listing Manual.

MATERIAL CONTRACTS

Except as disclosed in the directors' report and the financial statements, no material contracts of the Company and its subsidiaries involving the interests of the chief executive officer, each director or controlling shareholder subsisted at the end of the financial year or have been entered into since the end of the previous financial year.

AUDITORS

Arthur Andersen & Co, Hong Kong acted as auditors of the Company for the year ended 30 April 2001. Following the combination of practice of Arthur Andersen & Co, Hong Kong and PricewaterhouseCoopers, Hong Kong, PricewaterhouseCoopers, Hong Kong were appointed as auditors of the Company on 2 July 2002.

The financial statements for the year ended 30 April 2002 have been audited by PricewaterhouseCoopers who have expressed their willingness to accept re-appointment.

On behalf of the Board of Directors

Wang Lu Yen
Director

Khoo Kim Cheng
Director

Singapore, 30 July 2002

We, Wang Lu Yen and Khoo Kim Cheng, being directors of Roly International Holdings Ltd., do hereby state that in our opinion the financial statements set on pages 37 to 88 are drawn up so as to present fairly the state of affairs of the Company and of the Group as at 30 April 2002 and the results and changes in equity of the Company and of the Group and cash flows of the Group for the year ended on that date, and at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board of Directors

Wang Lu Yen
Director

Khoo Kim Cheng
Director

Singapore, 30 July 2002

The board of directors of the Company is committed to raising the standard of corporate governance within the Group. The Group has adopted and fully complied with the Best Practices Guide ("Best Practices Guide") introduced by the Singapore Exchange Securities Trading Limited ("SGX-ST") with regard to audit committee and securities transactions by officers of the Group.

On 4 April 2001, the SGX-ST announced various amendments to the Listing Manual disclosure requirement pertaining to the corporate governance practices of listed companies.

The amended rules will require a listed company to describe its corporate governance practices and disclose areas of non-compliance with the Code of Corporate Governance ("Code") issued by the Singapore Corporate Governance Committee, and provide an appropriate explanation for any non-compliance, in their annual reports for annual general meetings to be held from 1 January 2003 onwards.

In line with the Code, the Company is in the course of reviewing its practices on corporate governance and is committed to complying with the Code as far as practicable and in the interests of the Company and its shareholders.

BOARD OF DIRECTORS

As at the date of this report, the board comprises six members, three of whom are independent non-executive directors.

Apart from its statutory responsibilities, the board reviews and approves the Group's strategic plans, key operational initiatives and major investment and funding decisions. It also reviews the Group's financial performance and evaluates the performance and compensation of senior management personnel. These functions are carried out either directly or through board committees or by means of a system of delegation of authority to management personnel.

AUDIT COMMITTEE

In compliance with the guidelines of the Code, Khoo Kim Cheng, being an executive director of the Company, resigned as a member of the audit committee and Fan Ren Da, Anthony was appointed a member of the audit committee in his place with effect from 23 July 2002.

The audit committee, as at the date of this report, comprises three members, all of whom, including its chairman, are independent non-executive directors.

Liu Tsun Kie *(Chairman of the Committee)*
Professor King, Ambrose Y C, JP, SBS
Fan Ren Da, Anthony

The Group has adopted the Best Practices Guide in relation to the roles and responsibilities of the audit committee.

The audit committee holds at least two meetings a year and reviews the following, where relevant, with the executive directors and the external auditors:

1. the appropriateness of half-year and full-year results announcements and reports;

2. the external auditors' evaluation of internal controls together with management's response;

3. the appointment of the external auditors of the Company and its major subsidiary companies; and

4. interested person transactions.

The audit committee has full access to and co-operation by the management and the external auditors and has full discretion to invite anyone to attend its meetings.

The audit committee may examine whatever aspects it deems appropriate of the Group's financial affairs, its audits and its exposure to risks of a regulatory or legal nature. It keeps under review the effectiveness of the Group's system of accounting and internal financial controls, for which the directors are responsible.

NOMINATING COMMITTEE

A nominating committee of the board of directors comprising Liu Tsun Kie, Professor King, Ambrose Y C, Fan Ren Da, Anthony and Khoo Kim Cheng was appointed on 23 July 2002 with written terms of reference prepared based on the Code. The nominating committee is charged with the responsibilities of making recommendations to the board on all board appointments. The majority of the members, including the chairman, Liu Tsun Kie, are independent.

SECURITIES TRANSACTIONS

The directors fully support the Best Practices Guide and issued guidelines on securities transactions to the directors and key employees of the Group setting out the recommendations of the Best Practices Guide.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong

Auditors' Report
To The Members Of Roly International Holdings Ltd.
(Incorporated In Bermuda With Limited Liability)

We have audited the accompanying balance sheets of Roly International Holdings Ltd. (the "Company") and of the Company and its subsidiaries (collectively referred to herein as the "Group") as at 30 April 2002, the related statements of profit and loss and changes in equity of the Company and the Group and the cash flows of the Group for the year then ended. These financial statements set out on pages 37 to 88 are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 30 April 2002 and of the results of the operations and changes in equity of the Company and the Group and the cash flows of the Group for the year then ended in accordance with the Statements of Accounting Standard in Singapore.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 July 2002

	Note	The Group 2002 US$'000	The Group 2001 US$'000	The Company 2002 US$'000	The Company 2001 US$'000
Non-Current Assets					
Fixed assets	4	14,272	14,067	—	—
Investment property	5	3,911	3,911	—	—
Intangible items	6	6,581	3,764	—	—
Subsidiary companies	7	—	—	43,057	43,996
Associated company	8	—	—	—	—
Amounts owing by affiliates	9	408	500	—	—
Other receivable	10	385	593	—	—
Long-term investments	11	408	102	—	—
Club debenture		119	119	—	—
Total Non-Current Assets		26,084	23,056	43,057	43,996
Current Assets					
Stocks	12	14,651	14,604	—	—
Trade debtors	13	12,170	15,089	—	—
Amounts owing by					
— subsidiary companies	14	—	—	56,437	48,165
— an associated company	15	—	1,536	—	827
— affiliates	9	163	—	—	—
Other debtors, deposits and prepayments	16	5,299	3,363	37	47
Future income tax benefit	17	254	140	—	—
Short-term investments	18	599	537	—	—
Fixed bank deposits	22	12,925	2,228	—	—
Cash at banks and in hand		9,862	8,549	302	58
Total Current Assets		55,923	46,046	56,776	49,097
Less:					
Current Liabilities					
Trade creditors	19	8,013	11,510	—	—
Amounts owing to subsidiary companies	14	—	—	24,753	25,542
Other creditors and accruals	20	7,913	7,820	394	306
Finance lease obligations					
— current portion	21	22	—	—	—
Bank loans and overdrafts	22	22,614	12,065	—	—
Provision for taxation		2,021	2,465	—	—
Total Current Liabilities		40,583	33,860	25,147	25,848
Net Current Assets		15,340	12,186	31,629	23,249
Total Assets Less Current Liabilities		41,424	35,242	74,686	67,245

	Note	The Group 2002 US$'000	The Group 2001 US$'000	The Company 2002 US$'000	The Company 2001 US$'000
Less:					
Non-Current Liabilities					
Bank loans	22	4,937	2,022	—	—
Provision for employees' retirement benefits	23	1,658	1,536	—	—
Other payable	24	1,198	1,542	—	—
Finance lease obligations	21	28	—	—	—
Deferred taxation	17	30	32	—	—
Total Non-Current Liabilities		7,851	5,132	—	—
Minority Interests		800	1,076	—	—
Net Assets		32,773	29,034	74,686	67,245
Representing:					
Share Capital	25	39,439	39,387	39,439	39,387
Reserves		13,188	11,348	18,730	15,962
(Accumulated Losses)/ Unappropriated Profits	27	(19,854)	(21,701)	16,517	11,896
Share Capital and Reserves		32,773	29,034	74,686	67,245

Wang Lu Yen
Director

Khoo Kim Cheng
Director

The notes set out on pages 43 to 88 form part of these financial statements.

	Note	The Group 2002 US$'000	The Group 2001 US$'000	The Company 2002 US$'000	The Company 2001 US$'000
Turnover	*28*	135,238	153,592	10,800	7,983
Cost of sales		(71,756)	(85,353)	—	—
Gross profit		63,482	68,239	10,800	7,983
Other operating income	*29*	1,756	2,630	44	—
Distribution and selling expenses		(15,577)	(13,111)	—	—
Administrative expenses		(41,201)	(46,549)	(3,477)	(3,073)
Provision for amounts owing by an affiliate		—	(5,162)	—	—
Provision for amounts owing by an associated company	*15*	(1,536)	(1,000)	—	—
Profit from operations	*30*	6,924	5,047	7,367	4,910
Financial (expenses)/income, net	*31*	(58)	(1,366)	4	18
Loss on disposal of a subsidiary company		—	(164)	—	—
Profit before taxation		6,866	3,517	7,371	4,928
Taxation	*35*	(2,111)	(1,557)	—	—
Profit after tax but before minority interests		4,755	1,960	7,371	4,928
Minority interests		(11)	(948)	—	—
Profit attributable to shareholders		4,744	1,012	7,371	4,928
Earnings per share	*36*				
— Basic		US1.2 cents	US0.3 cent		
— Diluted		N/A	N/A		

The notes set out on pages 43 to 88 form part of these financial statements.

	Note	Share capital US$'000	Share premium US$'000	Capital reserve US$'000	Contributed surplus US$'000	Translation reserve US$'000	Capital redemption reserve US$'000	(Accumulated losses)/ Unappropriated profits US$'000	Proposed dividends US$'000	Total US$'000
The Group										
Balance as at 30 April 2000		26,036	3,839	1,508	—	(2,081)	8,047	(9,437)	—	27,912
Bonus shares		13,129	—	—	—	—	—	(13,129)	—	—
Shares issued under the share option schemes		222	—	—	—	—	—	—	—	222
Transfer from accumulated losses to capital reserve		—	—	147	—	—	—	(147)	—	—
Translation difference arising on consolidation		—	—	—	—	(112)	—	—	—	(112)
Profit attributable to shareholders		—	—	—	—	—	—	1,012	—	1,012
Balance as at 30 April 2001		39,387	3,839	1,655	—	(2,193)	8,047	(21,701)	—	29,034
Shares issued under the share option schemes	*25*	52	18	—	—	—	—	—	—	70
Transfer from accumulated losses to capital reserve	*37*	—	—	147	—	—	—	(147)	—	—
Translation difference arising on consolidation		—	—	—	—	(1,075)	—	—	—	(1,075)
Profit attributable to shareholders		—	—	—	—	—	—	4,744	—	4,744
Proposed dividends in respect of the year ended 30 April 2002		—	—	—	—	—	—	(2,750)	2,750	—
Balance as at 30 April 2002		39,439	3,857	1,802	—	(3,268)	8,047	(19,854)	2,750	32,773
The Company										
Balance as at 30 April 2000		26,036	3,839	—	17,205	—	8,047	6,968	—	62,095
Bonus shares		13,129	—	—	(13,129)	—	—	—	—	—
Shares issued under the share option schemes		222	—	—	—	—	—	—	—	222
Profit attributable to shareholders		—	—	—	—	—	—	4,928	—	4,928
Balance as at 30 April 2001		39,387	3,839	—	4,076	—	8,047	11,896	—	67,245
Shares issued under the share option schemes	*25*	52	18	—	—	—	—	—	—	70
Profit attributable to shareholders		—	—	—	—	—	—	7,371	—	7,371
Proposed dividends in respect of the year ended 30 April 2002		—	—	—	—	—	—	(2,750)	2,750	—
Balance as at 30 April 2002		39,439	3,857	—	4,076	—	8,047	16,517	2,750	74,686

The notes set out on pages 43 to 88 form part of these financial statements.

	2002 US$'000	2001 US$'000
Cash Flows from Operating Activities		
Profit before taxation	6,866	3,517
Adjustments for:		
Depreciation and amortisation	2,667	3,184
Exchange (gain)/loss on financing activities and cash and cash equivalents	(1,029)	24
Loss on disposal of a subsidiary company	—	164
Loss on sale of investments and fixed assets, net	105	62
Fixed assets and long-term investment written off	25	5
Goodwill written off	143	—
Interest expense	1,547	2,042
Interest and dividend income	(600)	(555)
(Other provisions written back)/Provisions	(958)	587
Provision for amounts owing by an affiliate	—	5,162
Provision for amounts owing by an associated company	1,536	1,000
Provision for employees' retirement benefits	269	241
Operating gain before working capital changes	10,571	15,433
Decrease/(Increase) in:		
Stocks	214	(963)
Trade debtors	3,445	(3,265)
Other debtors, deposits and prepayments	(1,722)	734
Balances with associated companies	—	(379)
Balances with affiliates	(71)	(1,958)
(Decrease)/Increase in:		
Trade creditors	(3,466)	3,383
Other creditors and accruals	111	(2,038)
Cash generated from operations	9,082	10,947
Finance facility arrangement fee	(121)	(4)
Interest paid	(1,540)	(2,063)
Interest received	547	495
Income tax paid	(2,613)	(862)
Payment of employees' retirement benefits	(76)	(391)
Net cash inflow from operating activities	5,279	8,122

	2002 US$'000	2001 US$'000
Cash Flows from Investing Activities		
Dividends received	43	55
Purchase of fixed assets	(2,730)	(1,900)
Acquisition of investments	(479)	(426)
Acquisition of additional interests in subsidiary companies	(540)	—
Disposal of a subsidiary company, net of cash disposed of	—	59
(Increase)/Decrease in pledged fixed bank deposits	(10,742)	787
Proceeds from sale of fixed assets	20	102
Proceeds from sale of investments	108	146
Acquisition of patent	—	(260)
Payment of renewing buying agency agreement	(3,014)	—
Net cash outflow from investing activities	(17,334)	(1,437)
Cash Flows from Financing Activities		
Proceeds from exercise of share options	70	222
Repayments of bank loans	(6,222)	(6,527)
Drawdown of bank loans	20,683	503
Repayments of other loans	(344)	(13)
Net cash inflow/(outflow) from financing activities	14,187	(5,815)
Net Increase in Cash and Cash Equivalents	2,132	870
Cash and Cash Equivalents at Beginning of Year	7,755	7,120
Effect of Exchange Rate Changes on Balances Held in Foreign Currencies	(99)	(235)
	9,788	7,755
Cash and Cash Equivalents at End of Year		
Cash and Cash Equivalents comprise:		
Cash at banks and in hand	9,862	8,549
Fixed bank deposits, net of an amount of US$12,925,000 (2001: US$2,183,000) pledged as collateral for overdrafts and short-term loans of subsidiary companies	—	45
Bank overdrafts	(74)	(839)
	9,788	7,755

The notes set out on pages 43 to 88 form part of these financial statements.

These notes are an integral part of and should be read in conjunction with the accompanying financial statements.

1. ORGANISATION OF THE COMPANY

Roly International Holdings Ltd. (the "Company") is a limited company domiciled and incorporated in Bermuda on 27 January 1995. The address of the Company's registered office is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

The principal places of business of the Company and its subsidiary companies (the "Group") are as follows:

Linmark Group Limited

10th Floor, South Seas Centre, Tower II, 75 Mody Road, Tsimshatsui, Kowloon, Hong Kong

Vigor International, Inc.

9th Floor, 6 Ming-Chuan East Road, Section 3, Taipei, Taiwan

Vigor International (H.K.) Limited

22nd–24th Floors, City Landmark I, 68 Chung On Street, Tsuen Wan, N.T., Hong Kong

Midway Enterprises (Guang Zhou) Ltd.

No. 271, Hongming Road, East Zone of Guangzhou Economic and Technology Development District, Guangzhou, PRC

Toonsland Limited

22nd–24th Floors, City Landmark I, 68 Chung On Street, Tsuen Wan, N.T., Hong Kong

The financial statements of the Company and the consolidated financial statements of the Company and its subsidiary companies for the year ended 30 April 2002 were authorised for issue in accordance with a directors' resolution dated 30 July 2002.

2. PRINCIPAL ACTIVITIES

The principal activities of the Company are those relating to investment holding and the provision of financial, management and other services to its subsidiary companies. The principal activities of the subsidiary companies are (i) the design, manufacture, international procurement, marketing and sale of lifestyle products comprising home decor and craft-related products; (ii) the design, manufacture, marketing and sale of licensed products; and (iii) acting as buying agents for customers to source from vendors and manufacturers. Products comprise principally apparel, footwear, fashion accessories, electronic tools and home decorative products.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance and comply with the Statements of Accounting Standard in Singapore ("SAS").

The principal accounting policies are summarised below:

(a) Basis of Financial Statement Preparation

The financial statements, expressed in United States dollars, are prepared in accordance with the historical cost convention.

The Group prepares the financial statements in United States dollars as management believes such presentation is appropriate for international presentation and use.

Effective 1 May 2001, the Group has adopted, for the first time, the following SASs issued by the Council of the Institute of Certified Public Accountants of Singapore:

SAS 8 (Revised 2000):	Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies
SAS 10 (Revised 2000):	Events Occurring after the Balance Sheet Date
SAS 12 (Revised 2001):	Income Taxes
SAS 17 (Revised 2000):	Employee Benefits
SAS 22 (Revised 2000):	Business Combinations
SAS 31:	Provisions, Contingent Liabilities and Contingent Assets
SAS 32:	Financial Instruments — Disclosure and Presentation
SAS 34:	Intangible Assets
SAS 36:	Impairment of Assets

The directors consider that the changes made to the above new/revised SASs do not have material effect on the financial statements of the Company and the Group, except for the effect of adopting SAS 31 whereby proposed dividends are not accrued for as liabilities but as an allocation of shareholders' equity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of Consolidation

(i) The consolidated financial statements include the financial statements of the Company and its subsidiary companies made up to the end of the financial year. All intra-group accounts and transactions are eliminated.

(ii) The results of other subsidiary companies acquired or disposed of are included in the consolidated statement of profit and loss from the effective date of acquisition or up to the effective date of disposal.

(iii) Any excess of the cost of acquisition of a subsidiary company over the fair value of the net assets acquired is accounted for as goodwill on consolidation and is amortised over its estimated useful life of no more than 20 years.

(iv) The financial statements of foreign subsidiary companies are translated into United States dollars at the exchange rates prevailing at the balance sheet date, with the exception of shareholders' equity, which is translated at historical exchange rates, and revenues, costs and expenses, which are translated at average exchange rates during the financial year. Unrealised exchange gains and losses resulting from translation of the financial statements are recorded as translation reserve, a separate component of share capital and reserves.

(v) The contributed surplus of the Company represents the difference between the nominal amount of the Company's shares issued and the book value of the underlying net assets of the subsidiary companies acquired as a result of a group reorganisation in 1995. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

(c) Fixed Assets and Depreciation

Fixed assets are stated at cost net of accumulated depreciation and any impairment loss. Depreciation is calculated on the straight-line basis so as to write off the cost of the fixed assets over the following estimated useful lives:

Leasehold land and buildings on leasehold and freehold lands	30 to 60 years
Leasehold improvements	Over the term of the lease
Plant and machinery and moulds, furniture and fixtures, and office equipment	5 years
Motor vehicles	3 years

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Investment Properties

Investment properties are defined as properties which are income producing and intended to be held for the long-term for their investment potential.

Rental income receivable from investment properties is accounted for over the respective periods of the leases, on the straight-line basis.

Investment properties are stated at cost. Provision would be made when, in the opinion of the directors, there has been a decline which is other than temporary in the value of the investment properties.

(e) Deferred Expenditure

Material items of expenditure that do not relate solely to revenue which has already been accounted for are deferred to the extent that they are recoverable out of future revenue, and will contribute to the future earning capacity of the Group.

Deferred expenditure is amortised over the period in which the related benefits are expected to be realised. Deferred expenditure is reviewed annually to determine the amount, if any, that is no longer recoverable and any such amount is written off to the statement of profit and loss.

(f) Investments

(i) *Subsidiary Companies*

A subsidiary company is one in which the Group, directly or indirectly, has a long-term equity interest of more than 50% or one over which the Group is able to exercise control.

Investments in subsidiary companies are stated in the financial statements of the Company at cost. Provision is made where there is a decline in value that is other than temporary.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Investments *(continued)*

(ii) *Associated Companies*

Associated companies are those companies, not being subsidiary companies, in which the Group has an interest of not less than 20% of the equity and over whose financial and operating policy decisions the Group exercises significant influence.

Investments in associated companies are accounted for under the equity method whereby the Group's share of the results of associated companies is included in the consolidated statement of profit and loss. The results of associated companies in foreign currencies are translated into United States dollars at average rates of exchange prevailing during the year. The Group's share of the post-acquisition retained profits and capital reserves of associated companies is included in the carrying value of the investments in the consolidated balance sheet.

(iii) *Long-term Investments*

Long-term investments are stated at cost less provision for decline in value which, in the opinion of the directors, is other than temporary.

(iv) *Short-term Investments*

Quoted investments held for short-term purposes are stated at the lower of cost and market value on an individual basis. Unquoted investments held for short-term purposes are stated at the lower of cost and estimated net realisable value.

(g) Impairment of Assets

Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of profit and loss. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction. Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the asset belongs.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Impairment of Assets *(continued)*

Reversal of an impairment loss recognised in prior years is recorded when there is an indication that the impairment loss recognised for an asset no longer exists or has decreased. The reversal is recorded in the statement of profit and loss.

(h) Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes the cost of materials determined using the first-in, first-out method and, in the case of work-in-progress and finished goods, includes direct labour and an appropriate proportion of production overheads. Net realisable value is determined by reference to the sale proceeds (net of selling and distribution expenses) of items sold in the ordinary course of business subsequent to the balance sheet date, or to management estimates based on prevailing market conditions. Provision is made for slow-moving and unsaleable stocks.

(i) Trade Debtors

Trade debtors are recognised and carried at original invoiced amount less provision for doubtful debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

(j) Trade Creditors

Trade creditors are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(k) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(l) Affiliates

Affiliates are defined as companies, not being subsidiary or associated companies, in which certain directors or shareholders of the Company have substantial beneficial interests or exercise significant influence.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(m) Taxation

Income tax expense is determined on the basis of tax effect accounting, using the liability method, and is applied to all temporary differences at the balance sheet date between the carrying amounts of assets and liabilities and the amounts used for tax purposes.

Deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of retained earnings resulting from either a change in accounting policy that is applied retrospectively or the correction of a fundamental error, and exchange differences arising on the translation of the financial statements of foreign subsidiary companies.

Deferred tax liabilities are not provided on undistributed earnings of foreign subsidiary companies to the extent the earnings are intended to remain indefinitely invested in those entities. A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from goodwill for which amortisation is not deductible for tax purposes.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and reduced to the extent that is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

(n) Provision for Employees' Retirement Benefits

(i) *Defined-benefit Retirement Schemes*

Defined-benefit retirement schemes are established and managed by certain subsidiary companies. Contributions to the plan are charged to the statement of profit and loss when they are made. The Group carries out an actuarial valuation of the scheme every three to five years. Provision is made for further liabilities identified from actuarial valuations.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(n) Provision for Employees' Retirement Benefits *(continued)*

(ii) *Defined-contribution schemes*

Defined-contribution schemes are established by certain subsidiary companies, and are managed by independent trustees. Contributions are recognised as expenses when they are incurred.

(o) Repurchase of Shares

The difference between the total cost of redemption for the repurchase and cancellation of shares and their related nominal value is charged to the share premium reserve. The nominal value of the shares which are repurchased and cancelled is transferred from unappropriated profit to the capital redemption reserve.

(p) Income Recognition

Sales are recognised upon shipment of goods to customers and when title has passed. Commission income is recognised upon shipment of the underlying goods procured by the Group. Interest income is recognised on the accrual basis.

Dividend income is recognised as and when declared.

(q) Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, bank deposits and highly liquid investments which are readily convertible to cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts which are repayable on demand.

(r) Foreign Currency Translation

Monetary assets and liabilities in foreign currencies are translated into functional currencies at rates of exchange which approximate those ruling at the balance sheet date. Transactions in foreign currencies are translated at rates ruling on the transaction dates. Translation differences are included in the statement of profit and loss.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Operating Leases

Operating leases represent those leases under which substantially all the risks and rewards of ownership of the leased assets remain with the lessors. Rental payments under operating leases are charged to the statement of profit and loss on a straight-line basis over the period of the relevant leases.

(t) Borrowing Costs

All borrowing costs are recognised as expenses in the period when they are incurred.

(u) Financial Instruments

Financial assets and financial liabilities carried on the balance sheet include cash and cash equivalents, marketable securities, trade and other accounts receivable and payable, long-term receivables and payables, loans, borrowings and investments. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this note.

Management regularly monitors the financial risks of the Group and has adopted a strategy of utilising primarily short-term loans to finance working capital requirements. Because of the simplicity of the financial structure and the current operations of the Group, no hedging activities were considered by management.

The Group has no significant concentration of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, the Group aims at maintaining flexibility in funding by keeping committed credit lines available.

(v) Segments

For management purposes, the Group is organised on a world-wide basis and divided into three major operating businesses. The divisions are the basis on which the Group reports its primary segment information.

Segment revenue, expenses and results include transfers between business segments and between geographical segments. Such transfers are accounted for on an arm's length basis.

4. FIXED ASSETS

	2002								2001
	Freehold land and buildings US$'000	Leasehold land and buildings US$'000	Leasehold improvements US$'000	Plant and machinery and moulds US$'000	Furniture and fixtures US$'000	Office equipment US$'000	Motor vehicles US$'000	Total US$'000	Total US$'000
The Group									
Cost									
At beginning of the year	6,318	5,696	4,962	2,338	1,892	2,581	792	24,579	22,293
Additions	10	92	1,114	138	227	878	321	2,780	4,118
Disposals	—	—	(51)	—	(70)	(85)	(184)	(390)	(1,118)
Attributable to disposal of a subsidiary company	—	—	—	—	—	—	—	—	(46)
Translation difference on consolidation	(293)	—	—	—	(15)	(43)	(25)	(376)	(668)
At end of the year	6,035	5,788	6,025	2,476	2,034	3,331	904	26,593	24,579
Accumulated Depreciation									
At beginning of the year	1,038	177	3,985	1,634	1,602	1,457	619	10,512	9,754
Charge for the year	66	133	867	261	223	571	119	2,240	2,045
Disposals	—	—	(49)	—	(70)	(76)	(134)	(329)	(1,009)
Attributable to disposal of a subsidiary company	—	—	—	—	—	—	—	—	(30)
Translation difference on consolidation	(49)	—	(2)	—	(13)	(21)	(17)	(102)	(248)
At end of the year	1,055	310	4,801	1,895	1,742	1,931	587	12,321	10,512
Net Book Value									
At end of the year	4,980	5,478	1,224	581	292	1,400	317	14,272	14,067
At beginning of the year	5,280	5,519	977	704	290	1,124	173	14,067	12,539

Major properties of the Group are as follows:

Description	Location	Area (square metres)	Existing use	Term of lease	Net book value 2002 US$'000	Net book value 2001 US$'000
Freehold property	Taipei, Taiwan	1,551	Office	N/A	4,980	5,280
Leasehold property	Guangzhou, Mainland China	46,667	Office and warehouse	50 years expiring in June 2047	5,478	5,519

4. FIXED ASSETS *(continued)*

As at 30 April 2002, certain land and buildings of the Group with a net book value of approximately US$10,458,000 (2001: US$5,280,000) were pledged as security for the Group's banking facilities (Note 22).

5. INVESTMENT PROPERTY

	The Group	
	2002	2001
	US$'000	US$'000
At cost		
At beginning of the year	3,911	3,917
Translation difference on consolidation	—	(6)
At end of the year	3,911	3,911

The investment property represents land and buildings located in Hong Kong held under an unexpired lease term for a term of 50 years expiring in 2047, which was pledged as collateral for the Group's long-term bank loan as at 30 April 2002.

The directors are of the opinion that the fair value of the investment property is not less than its carrying value as at 30 April 2002.

6. INTANGIBLE ITEMS

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Goodwill arising on consolidation	4,608	3,668	—	—
Additions during the year	253	940	—	—
Amount written off	(269)	—	—	—
	4,592	4,608	—	—
Less:				
Accumulated amortisation				
Balance at beginning of the year	1,116	566	—	—
Amortisation during the year	306	550	—	—
Amount written off	(126)	—	—	—
Balance at end of the year	1,296	1,116	—	—
	3,296	3,492	—	—
Deferred expenditures, at cost	3,580	579	—	19
Less:				
Accumulated amortisation				
Balance at beginning of the year	307	366	19	66
Amortisation during the year	121	235	—	4
Amount written off	(133)	(294)	(19)	(51)
Balance at end of the year	295	307	—	19
	3,285	272	—	—
	6,581	3,764	—	—

Deferred expenditures comprise mainly amounts incurred for renewing a buying agency agreement and a patent and are amortised over the period in which the related benefits are expected to be realised in two to three years.

7. SUBSIDIARY COMPANIES

	The Company	
	2002	2001
	US$'000	US$'000
Unquoted shares at cost	43,057	43,996

7. SUBSIDIARY COMPANIES *(continued)*

Details of subsidiary companies are as follows:

Name of Company	Country of Incorporation and Business	Principal Activities	Effective Equity Held by the Group 2002 %	2001 %
#Birkenhead Investments Limited and its subsidiary company:	British Virgin Islands ("BVI")	Investment holding	**100**	100
+Vigor International, Inc.	Taiwan	Trading of household goods, giftware and decorative items	**100**	100
#Roly International (B.V.I.) Limited and its subsidiary company:	BVI	Investment holding	**100**	100
Linmark Westman International Ltd.	Barbados	Dormant	**100**	100
#RGS Holdings Limited (Formerly known as Vigor International Holdings Limited) and its subsidiary companies:	BVI	Investment holding	**100**	100
#+Linmark Group Limited and its subsidiary companies:	Bermuda	Investment holding	**100**	—
#+Linmark Westman Investments Limited and its subsidiary companies:	BVI	Investment holding	**100**	100
+Westown Limited	Hong Kong	Procurement agent	**100**	100
+Triple S Limited	Hong Kong	Procurement agent	**100**	100
+Westman (Singapore) Private Limited	Singapore	Procurement agent	**100**	100
#+Linmark Development (Far East) Limited S.A.	Panama	Dormant	**100**	100
#+Linmark Development (BVI) Limited	BVI	Procurement agent	**100**	100
#+Linmark Agency (BVI) Limited and its subsidiary companies:	BVI	Investment holding and procurement agent	**100**	100
+Linmark Agency (Mauritius) Ltd	Republic of Mauritius	Procurement agent	**100**	100
+Westman Linmark (Thailand) Ltd.	Thailand	Procurement agent	**100**	100
+PT Linmark Agency Indonesia	Indonesia	Dormant	**100**	—
+Linmark (HK) Limited	Hong Kong	Procurement agent	**100**	100
+Merchandise Creative Limited	Hong Kong	Procurement agent	**100**	100
+Linmark Agency (Hong Kong) Limited	Hong Kong	Procurement agent	**100**	100
+Linmark International (Hong Kong) Limited and its subsidiary company:	Hong Kong	Investment holding, procurement agent and trading of garments	**100**	100
+Linmark International (Bangladesh) Ltd.	Bangladesh	Procurement agent	**100**	100
#+Merchandise Creative, Inc.	BVI	Procurement agent	**100**	—

7. SUBSIDIARY COMPANIES *(continued)*

Name of Company	Country of Incorporation and Business	Principal Activities	Effective Equity Held by the Group 2002 %	2001 %
#+IGCS Group Limited and its subsidiary companies:	BVI	Investment holding	100	—
#+IGCS International Limited	BVI	Provision of social compliance services	100	—
+IGCS Limited	Hong Kong	Provision of social compliance services	100	—
#+Trend Xpress, Inc. and its subsidiary companies:	BVI	Investment holding	100	—
+Trend Xpress Limited and its subsidiary companies:	Hong Kong	Investment holding and provision of market trend consultancy services	100	—
+Trend Xpress (Bangladesh) Ltd.	Bangladesh	Provision of market trend consultancy services	100	—
+Trend Xpress (S) Pte. Limited	Singapore	Provision of market trend consultancy services	100	—
#Coronation Investments Limited	BVI	Provision of financial and treasury functions to the Group	100	100
#Grand Metropolis Limited and its subsidiary companies:	BVI	Investment holding	100	100
#Wang's International (L) Bhd.	Malaysia	Buying and sales agent	100	100
#The Vision Group International, Corp. *(Note)*	United States of America ("USA")	Dormant	70	70
#Sun Hill Industries, Inc.	USA	Buying and sales agent	100	80
#Cavendaire Limited and its subsidiary companies:	BVI	Investment holding	100	100
Vigor International (H.K.) Limited and its subsidiary company:	Hong Kong	Trading of home decorative and craft-related products	100	100
#*Midway Enterprises (Guang Zhou) Ltd.	Mainland China	Manufacture and distribution of licensed children's apparel and accessories	96	85
Skyrole Pte Ltd. and its subsidiary companies:	Singapore	Investment holding	100	100

7. SUBSIDIARY COMPANIES *(continued)*

Name of Company	Country of Incorporation and Business	Principal Activities	Effective Equity Held by the Group 2002 %	2001 %
#*Guangzhou Vigor Co., Ltd. and its subsidiary companies:	Mainland China	Property and investment holding and distribution of licensed children's apparel and accessories	**73**	73
#*Guangzhou Vigor Trading Co., Ltd.	Mainland China	Distribution of licensed children's accessories	**73**	73
#*Guang Zhou Envy Fashion Limited	Mainland China	Manufacture and distribution of licensed apparel and accessories	**73**	—
#Wonderful World Overseas Limited and its subsidiary company:	BVI	Investment holding	**100**	100
Toonsland Limited	Hong Kong	Distribution of children's apparel and accessories	**100**	100
Roly International (S) Pte Ltd	Singapore	Dormant	**100**	100
#New Victoria Group Limited and its subsidiary company:	BVI	Investment holding	**100**	100
Roly International Holdings (H.K.) Limited	Hong Kong	Property investment	**100**	100
#IHC Management Services Inc. and its subsidiary companies:	BVI	Investment holding	**100**	100
Home Accents (HK) Limited	Hong Kong	Dormant	**100**	100
Joyful Chain Limited and its subsidiary company:	Hong Kong	Investment holding	**100**	100
#*Wuhan Vigor Consumer Products Co., Ltd.	Mainland China	Dormant	**100**	100
#Roly International Licensing Limited	BVI	Dormant	**100**	100
Sign Express Limited	Hong Kong	Provision of secretarial and nominee services	**100**	100
#Roly Family Edutainment Technology Group (BVI) Ltd. and its subsidiary companies:	BVI	Investment holding	**100**	100
Roly Group (HK) Limited (Formerly known as Asia Family Edutainment Technology International (HK) Limited)	Hong Kong	Dormant	**100**	100
Roly Family Edutainment Technology International Pte Ltd	Singapore	Dormant	**100**	100

7. SUBSIDIARY COMPANIES *(continued)*

Name of Company	Country of Incorporation and Business	Principal Activities	Effective Equity Held by the Group 2002 %	2001 %
#Online Ventures Holdings, Inc. and its subsidiary companies:	BVI	Investment holding	100	100
Smart Zone Development Limited	Hong Kong	Dormant	100	100
e-Logistic (China) Limited and its subsidiary company:	Hong Kong	Dormant	100	100
#*Guang Zhou e-commerce Logistics Limited (Formerly known as Guang Zhou Vigor Logistics Ltd.)	Mainland China	Dormant	97.3	—
#21kids.com Limited and its subsidiary company:	BVI	Investment holding	100	100
21kids.com (Hong Kong) Limited	Hong Kong	Dormant	100	100
#GXMart.com, Inc. and its subsidiary company:	BVI	Investment holding	100	100
GXMart.com (HK) Limited	Hong Kong	Dormant	100	100
#New Islands Group Limited and its subsidiary companies:	BVI	Investment holding	100	100
#Oxford International (L) Bhd.	Malaysia	Trading of licensed products	100	100
#Prince International (L) Bhd.	Malaysia	Dormant	100	100
#New Trade Limited and its subsidiary companies:	BVI	Investment holding	100	100
#Home Accents, Inc. and its subsidiary company:	USA	Dormant	90	90
@#H & W Productions, Inc.	USA	Dormant	45.9	45.9
#Vigor Investment Holdings (BVI) Limited	BVI	Dormant	100	100
Superior International Finance Limited (Formerly known as Roly International Finance Limited)	Hong Kong	Provision of financial and treasury functions to the Group	100	100
#Quartermaster International (BVI) Limited and its subsidiary company:	BVI	Investment holding	100	100
IOTA Limited	Hong Kong	Trading of garments	100	100

\# The laws of the country in which the subsidiary company is incorporated do not require an audit to be carried out for the financial year. The auditors of the Company or the auditors of the subsidiary companies have conducted an audit of the financial statements of these subsidiary companies in connection with their audit of the consolidated financial statements of the Group.

\+ These companies were audited by Deloitte Touche Tohmatsu, Hong Kong, a firm of certified public accountants, except for the following subsidiary companies:

- Vigor International, Inc. was audited by T. N. Soong & Co., Taiwan, a firm of certified public accountants.
- Linmark Agency (Mauritius) Ltd was audited by KPMG, Mauritius, a firm of public accountants.
- Linmark International (Bangladesh) Ltd. was audited by Andrew Gomes & Co., Bangladesh, a firm of chartered accountants.

7. SUBSIDIARY COMPANIES *(continued)*

* These subsidiary companies have a statutory financial year end of 31 December. The auditors of the Company have conducted an audit of the financial statements of these subsidiary companies for the year ended 30 April 2002 in connection with their audit of the consolidated financial statements of the Group.

@ This is a subsidiary company as the Group's interest in the company is held through subsidiary companies which in turn hold more than 50% of the issued share capital of the company and the Group has the power to govern the financial and operating policies of the company.

Note: During the financial year ended 30 April 1999, The Vision Group International, Corp. ("VGI") filed a voluntary petition for protection in the United States Bankruptcy Court for the Western District of Tennessee. As the Group intends to dispose of VGI in the short-term, it is not consolidated as a subsidiary company but accounted for as a short-term investment. The investment cost of this subsidiary company was fully written off as at 30 April 2002.

8. ASSOCIATED COMPANY

	The Group	
	2002	2001
	US$'000	US$'000
Unquoted shares in an associated company, at cost	151	151
Less: Share of loss of an associated company	(151)	(151)
	—	—

Details of the associated company are as follows:

Name of Company	Country of Incorporation and Business	Principal Activities	Effective Equity Held by the Group 2002 %	2001 %
iHomedecor.com, Inc.	USA	Investment holding	34.71	34.71

9. AMOUNTS OWING BY AFFILIATES

These amounts represent outstanding balances with Wang's International, Inc., Creative Co-Op Inc. and Wang's Canadian Acquisition Corporation, which are beneficially owned by Mr. Wang Lu Wei, Robert, a substantial shareholder and a former director of the Company. Details of the amounts are as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Net amounts owing by affiliates (trade)		
— due within one year	163	—
— due within two to five years	3,162	1,393
— due after five years	2,408	4,269
	5,733	5,662
Less: Net amount due within one year included under current assets	(163)	—
	5,570	5,662
Less: Provision	(5,162)	(5,162)
Non-current portion	408	500

The balances with the affiliates are unsecured and interest-free.

10. OTHER RECEIVABLE

On 28 April 2001, the Group disposed of all of its 88.89% interest in Home Enterprises, Inc. ("HEI") to an independent third party for consideration of US$1,000,000. As at 30 April 2002, US$50,000 has been received with the remaining US$950,000 to be received in 4 annual instalments from April 2002 to April 2005. The consideration receivable bears interest at 1.2% per annum. The Group received US$100,000 after year end, and is presently re-negotiating the repayment terms for the remaining balance.

	The Group	
	2002	2001
	US$'000	US$'000
Maturities of the other receivable are as follows:		
— within one year	**486**	237
— within two to five years	**475**	713
	961	950
Less: Amount representing interest element	**(90)**	(120)
Present value of consideration receivable	**871**	830
Less: Current portion (included in other debtors, deposits and prepayments)	**(486)**	(237)
Non-current portion	**385**	593

11. LONG-TERM INVESTMENTS

	The Group	
	2002	2001
	US$'000	US$'000
Unquoted investments, at cost	**408**	102

12. STOCKS

	The Group	
	2002	2001
	US$'000	US$'000
At cost:		
Raw materials	603	1,585
Work-in-progress	279	230
Finished goods	15,191	14,472
	16,073	16,287
Less:		
Provision for unsaleable stocks		
Balance at beginning of the year	1,683	1,349
Provision made	599	505
Provision utilised	(861)	(161)
Translation difference on consolidation	1	(10)
Balance at end of the year	1,422	1,683
	14,651	14,604

13. TRADE DEBTORS

	The Group	
	2002	2001
	US$'000	US$'000
Trade receivables	12,479	16,147
Bills receivable	1,133	915
	13,612	17,062
Less:		
Provision for doubtful debts		
Balance at beginning of the year	1,973	1,786
Provision made	876	726
Provision utilised	(1,389)	(531)
Translation difference on consolidation	(18)	(8)
Balance at end of the year	1,442	1,973
	12,170	15,089

14. AMOUNTS OWING BY AND TO SUBSIDIARY COMPANIES

	The Company	
	2002	2001
	US$'000	US$'000
Non-trade amounts owing by subsidiary companies:		
Current accounts	96,237	91,142
Less:		
Provision for amounts owing by subsidiary companies		
Balance at beginning of the year	42,977	42,977
Provision utilised	(3,177)	—
Balance at end of the year	39,800	42,977
	56,437	48,165

Balances on the current accounts are unsecured, interest free and repayable on demand.

Amounts owing to subsidiary companies amounting to approximately US$24,753,000 as at 30 April 2002 (2001: US$25,542,000) are non-trade in nature, unsecured, interest-free and repayable on demand.

15. AMOUNTS OWING BY AN ASSOCIATED COMPANY

These amounts represent balances due from iHomedecor.com, Inc. ("IHD"), an associated company. Details of the amounts are as follows:

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Loans	550	550	—	550
Trade amounts	1,194	1,194	—	—
Non-trade amounts	1,242	1,242	—	277
	2,986	2,986	—	827
Less:				
Provision for amounts owing by an associated company				
Balance at beginning of the year	1,450	450	—	—
Provision made	1,536	1,000	—	—
Balance at end of the year	2,986	1,450	—	—
	—	1,536	—	827

15. AMOUNTS OWING BY AN ASSOCIATED COMPANY *(continued)*

Loans to IHD are unsecured and non-interest bearing (2001: 0.5% per month). The remaining balances with the associated company are unsecured and interest-free. All the balances with IHD are repayable on demand.

On 29 September 2000, IHD entered into an asset purchase agreement with QVDS, Inc. ("QVDS"), an independent third party. Pursuant to such asset purchase agreement, IHD disposed of certain of its assets and liabilities to QVDS in exchange for 537,389 shares of QVDS, which represented approximately 17.1% of the ordinary share capital of QVDS as at 30 April 2002. All of the QVDS shares acquired by IHD will be distributed to the creditors of IHD to settle the amounts owed by IHD. As at 30 April 2002, there is doubt whether the QVDS's shares to be received by the Group will have any value, accordingly the remaining balances due from IHD amounting to US$1,536,000 have been fully provided.

16. OTHER DEBTORS, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Deposits and advance payments	2,399	2,092	—	—
Prepayments	965	347	—	—
Other receivables	1,938	2,497	37	1,617
	5,302	4,936	37	1,617
Less:				
Provision for doubtful debts				
Balance at beginning of the year	1,573	1,596	1,570	1,570
Provision utilised	(1,570)	(22)	(1,570)	—
Translation difference on consolidation	—	(1)	—	—
Balance at end of the year	3	1,573	—	1,570
	5,299	3,363	37	47

17. FUTURE INCOME TAX BENEFIT AND DEFERRED TAXATION

The components of the future income tax benefit are as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Provision for doubtful debts	378	302
Unrealised exchange difference	(124)	(156)
Difference between book and tax values of fixed assets	—	45
Difference between book and tax values of stocks	—	243
Unutilised tax loss	—	546
	254	980
Less:		
Provision for future income tax benefit		
Balance at beginning of the year	840	840
Provision utilised	(840)	—
Balance at end of the year	—	840
	254	140

The component of the deferred tax liability is as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Difference between book and tax values of fixed assets	30	32

The unappropriated profits of certain foreign subsidiary companies will be subject to additional taxation if they are distributed. In the opinion of the directors these unappropriated profits are, at the present time, required to finance the continuing operations of the subsidiary companies and no distribution will be made in the foreseeable future. Accordingly, no provision for additional taxation has been made.

18. SHORT-TERM INVESTMENTS

	The Group 2002 US$'000	The Group 2001 US$'000
Quoted equity investments, at cost	599	656
Unquoted equity investments, at cost	—	205
	599	861
Less:		
Provision for decline in value of short-term investments		
Balance at beginning of the year	324	357
Provision made	—	123
Provision utilised	(321)	(142)
Translation difference on consolidation	(3)	(14)
Balance at end of the year	—	324
	599	537
Market value of quoted equity investments	599	537

19. TRADE CREDITORS

	The Group 2002 US$'000	The Group 2001 US$'000
Trade payables	7,807	11,438
Bills payable	206	72
	8,013	11,510

20. OTHER CREDITORS AND ACCRUALS

	The Group 2002 US$'000	The Group 2001 US$'000	The Company 2002 US$'000	The Company 2001 US$'000
Advance payments received from customers	1,047	1,243	—	—
Accruals *(Note)*	5,149	4,584	378	306
Other creditors	1,717	1,993	16	—
	7,913	7,820	394	306

20. OTHER CREDITORS AND ACCRUALS *(continued)*

Note: Movements of provision for long-service payment included in accruals were:

	The Group	
	2002	2001
	US$'000	US$'000
Balance at beginning of the year	**110**	110
Provision made	**125**	—
Balance at end of the year	**235**	110

Under the Hong Kong Employment Ordinance, employees are eligible to long-service payment after serving the Group for a qualified period and being terminated by the Group or upon retirement. Long-service payment is determined based on a pre-determined percentage over years of service and final monthly salary. The final monthly salary is subject to a cap of monthly earnings of approximately US$3,000.

21. FINANCE LEASE OBLIGATIONS

	The Group		
	Minimum Lease Payments US$'000	Interest US$'000	Present Value of Payments US$'000
At 30 April 2002			
Repayable			
— within one year	24	(2)	22
— between two to five years	30	(2)	28
	54	(4)	50
Less: Amount repayable within one year included under current liabilities	24	(2)	22
	30	(2)	28
At 30 April 2001			
Repayable			
— within one year	—	—	—
— between two to five years	—	—	—
	—	—	—
Less: Amount repayable within one year included under current liabilities	—	—	—
	—	—	—

The lease term is three years with an option to purchase at the end of the term.

22. BANK LOANS AND OVERDRAFTS

Analysis of bank loans and overdrafts is as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Overdrafts	74	839
Short-term loans	22,540	10,672
Long-term loans, current portion	—	554
Repayable within one year	22,614	12,065
Long-term loans, non-current portion	4,937	2,022
	27,551	14,087

Details of the bank loans and overdrafts, certain of which were guaranteed by a director of the Company and his spouse, are as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Unsecured bank overdrafts	—	1
Secured bank overdrafts and short-term loans (Note a)	21,600	8,867
Unsecured short-term loans, bearing interest at floating rates of 3% to 5% (2001: 5% to 6%) per annum	1,014	2,643
Long-term loan secured by a mortgage on the Group's land and buildings with a net book value of US$4,980,000 (2001: US$5,280,000), repayable in 2005, bearing interest at a fixed rate of 7% (2001: 6%) per annum	437	832
Long-term loan secured by a mortgage on the Group's investment property with a net book value of US$3,911,000 (2001: Nil), repayable in May 2003, bearing interest at London Interbank Offered Rate plus 2% per annum (2001: Nil)	4,500	—
Long-term loans secured by a mortgage on the Group's investment property with a net book value of US$3,911,000, repayable in quarterly instalments until 2005, bearing interest at floating rates of 9% to 11% per annum	—	1,744
	27,551	14,087

22. BANK LOANS AND OVERDRAFTS *(continued)*

The fair values are based on discounted cash flows using a discount rate based upon the borrowing rate which the directors expect would be available to the Group at the balance sheet date. The carrying amounts of short-term borrowings and lease obligations approximate their fair value.

The carrying amounts and fair values of long-term loans are as follows:

	The Group			
	Carrying Amounts		Fair Values	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Long-term loans, non-current portion	**4,937**	2,022	**4,752**	1,770

Notes:

(a) As at 30 April 2002, the secured bank overdrafts and short-term loans of US$21,600,000 (2001: US$8,867,000) were used for working capital purposes. Such bank overdrafts and short-term loans bear interest at rates ranging from 3% to 5% (2001: 5% to 8%) per annum. They are secured by the following:

(i) land and buildings and fixed bank deposits of the Group totalling approximately US$10,458,000 (2001: US$5,280,000) and US$12,925,000 (2001: US$2,183,000), respectively; and

(ii) a property held by a director and his spouse as well as their personal guarantees.

(b) Effective interest rates

	The Group	
	2002	2001
The weighted average effective interest rates at the balance sheet date were as follows:		
Bank overdrafts	**3%**	6%
Bank loans	**4%**	6%
Finance lease obligations *(Note 21)*	**8%**	—

23. PROVISION FOR EMPLOYEES' RETIREMENT BENEFITS

	The Group	
	2002	2001
	US$'000	US$'000
Balance at beginning of the year	1,536	1,851
Provision made	269	241
Provision utilised	(77)	(391)
Translation difference on consolidation	(70)	(165)
Balance at end of the year	1,658	1,536

The Group maintains various retirement schemes for its employees. Except for the schemes maintained in Taiwan, South Korea, Pakistan, Sri Lanka and Bangladesh, the Group's schemes are defined contribution schemes, which are managed by independent trustees. Employees' and employers' contributions are based on various percentages of employees' gross salaries.

The Group's provision for employees' retirement benefits relates to employee pension schemes (the "Schemes") in Taiwan. Under such Schemes and as required by local law, the Group makes contributions to match the contributions made by employees. Employees' contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death. The Schemes provide defined benefits based on years of service and final average salary. The Group is under a legal obligation to make up any shortfall in the Schemes' assets to meet payments due to employees. The latest actuarial valuations of the Schemes were carried out in April 2000 and April 2002 for Vigor International, Inc. and Linmark Agency (Hong Kong) Limited — Taiwan branch, respectively. The actuaries concluded that the assets of the Schemes were sufficient to meet all benefits payable in the event of the Schemes' termination, or the voluntary or compulsory termination of the employment of each employee of the respective subsidiary companies.

24. OTHER PAYABLE

Details of other payable, which represents an amount payable for the acquisition of a parcel of land in Mainland China and certain equity interests from the minority shareholder of a subsidiary company, are as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Balances payable:		
— within one year	363	389
— within two to five years	1,201	1,304
— after five years	237	500
	1,801	2,193
Less: Amount representing interest element	(257)	(352)
Present value of other payable	1,544	1,841
Less: Current portion (included in other creditors and accruals)	(346)	(299)
Non-current portion	1,198	1,542

25. SHARE CAPITAL

	The Company	
	2002	2001
	US$'000	US$'000
Authorised share capital:		
900,000,000 (2001: 900,000,000) ordinary shares of US$0.10 each	90,000	90,000
Issued and fully paid share capital:		
394,396,264 (2001: 393,874,264) ordinary shares of US$0.10 each	39,439	39,387

Note: During the year ended 30 April 2002, 522,000 (2001: 2,225,000 (before bonus issue on 24 October 2000)) share options were exercised by certain employees of the Company at an exercise price of US$0.10 to US$0.15 (2001: US$0.10) each to acquire 522,000 (2001: 2,225,000 (before bonus issue on 24 October 2000)) shares of US$0.10 each.

26. SHARE OPTIONS

Under the Roly Executives' Share Option Scheme ("ESOS") and the Roly (1999) Share Option Scheme ("1999 Scheme") (collectively referred to as the "Schemes") adopted by the Company, options were granted to directors of the Company and eligible executives employed by the Group for a term of 5 to 8 years to purchase ordinary shares of the Company at prices fixed according to the Schemes. The options, which vest at the date of grant, are exercisable from the first or second anniversary of that date.

Options outstanding

	2002	2001
Balance at beginning of the year	14,444,500	13,853,000
Granted	25,150,000	250,000
Exercised	(522,000)	(2,225,000)
Cancelled	(4,327,000)	(2,682,500)
Adjustment due to bonus issue	—	5,249,000
Balance at end of the year	34,745,500	14,444,500

Terms of the share options outstanding at end of the year

Date of grant	Expiry date	Exercise price per share US$	Number of share options 2002	2001
26 February 1998	25 February 2003	0.177	3,532,500	4,174,500
12 March 1999	11 March 2004	0.100	720,000	1,470,000
10 February 2000	9 February 2005	0.150	7,893,000	8,550,000
1 November 2000	31 October 2005	0.100	—	250,000
21 August 2001	20 August 2009	0.100	13,000,000	—
7 March 2002	6 March 2010	0.130 *(Note)*	9,600,000	—
			34,745,500	14,444,500

Note: The exercise price was fixed at a discount of 20% to the average of the last dealt prices for a share of the Company for the three consecutive trading days immediately preceding the date of grant, i.e. 7 March 2002.

26. SHARE OPTIONS *(continued)*

Options exercised during the year

During the year ended 30 April 2002, 522,000 (2001: 2,225,000 (before bonus issue on 24 October 2000)) ordinary shares were issued in respect of options exercised as follows:

	2002 US$'000	2001 US$'000
Share capital	52	222
Share premium	18	—
Proceeds	70	222

Exercise date	Number of shares	Exercise price per share US$	Proceeds US$'000	Fair value of shares at exercise date US$
2002				
1 March 2002	45,000	0.100	5	0.158
8 April 2002	135,000	0.100	14	0.196
25 April 2002	342,000	0.150	51	0.242
	522,000		70	
2001				
3 May 2000	80,000	0.100	8	0.099
22 May 2000	20,000	0.100	2	0.093
5 July 2000	16,000	0.100	1	0.092
8 August 2000	40,000	0.100	4	0.087
28 August 2000	40,000	0.100	4	0.093
13 October 2000	2,029,000	0.100	203	0.080
	2,225,000		222	

26. SHARE OPTIONS *(continued)*

Options granted during the year

Date of grant	Number of shares	Exercise price per share US$	Expiry date
2002			
21 August 2001	15,550,000	0.100	20 August 2009
7 March 2002	9,600,000	0.130	6 March 2010
	25,150,000		
2001			
1 November 2000	250,000	0.100	31 October 2005

On 22 April 2002, RGS Holdings Limited, being the then sole shareholder of Linmark Group Limited ("Linmark"), approved a share option scheme established by Linmark under which Linmark's board of directors or a committee thereof may, at its discretion, invite any employees and business associates of Linmark or any of its affiliated companies, including any directors of Linmark (except Wang Lu Yen who is specifically excluded so long as he remains as a substantial shareholder of Linmark), to take up options to subscribe for shares in Linmark. Both RGS Holdings Limited and Linmark are subsidiary companies of the Company. The maximum number of shares in respect of which options may be granted under the share option scheme may not exceed 10% of the issued share capital of Linmark immediately following the listing of the shares of Linmark. Subject to the approval of Linmark's shareholders, the aggregate number of Linmark's shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and any other share option schemes of Linmark shall not exceed 30% of Linmark's shares in issue from time to time. The subscription price will be determined by Linmark's board of directors and will be the highest of (i) the nominal value of the shares, (ii) the quoted closing price of Linmark's shares on the trade day on the date of grant of that option, or (iii) the average of the quoted closing price of Linmark's shares on the five business days immediately preceding the date of offer of the options. The scheme became effective upon the listing of the Linmark's shares on The Stock Exchange of Hong Kong Limited on 10 May 2002.

Subsequent to 30 April 2002 and up to the date of approval of these financial statements, options to subscribe for 43,930,000 shares of Linmark have been granted, of which, Khoo Kim Cheng and Fu Jin Ming, Patrick, directors of the Company during the year ended 30 April 2002, have been granted options to subscribe for 3,800,000 and 4,200,000 shares, respectively, with an exercise period from 21 May 2003 to 20 May 2008 at an exercise price of HK$2.55 per share.

27. (ACCUMULATED LOSSES)/UNAPPROPRIATED PROFITS

	The Group	
	2002	2001
	US$'000	US$'000
Retained by:		
The Company	**16,517**	11,896
Subsidiary companies	**(35,770)**	(32,996)
An associated company	**(601)**	(601)
	(19,854)	(21,701)

28. TURNOVER

Turnover of the Group comprises (i) the total invoiced value of goods sold, less returns; and (ii) commission income. Intragroup transactions are excluded from the Group's turnover.

	The Group		The Company	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Sale of goods	**106,168**	122,761	**—**	—
Commission income	**29,070**	30,831	**—**	—
Dividend income	**—**	—	**10,800**	—
Management fee income	**—**	—	**—**	7,515
Consultancy fee income	**—**	—	**—**	468
	135,238	153,592	**10,800**	7,983

29. OTHER OPERATING INCOME

	The Group		The Company	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Investment income	**383**	337	**—**	—
Others	**1,373**	2,293	**44**	—
	1,756	2,630	**44**	—

30. PROFIT FROM OPERATIONS

Profit from operations is stated:

	Note	The Group 2002 US$'000	The Group 2001 US$'000	The Company 2002 US$'000	The Company 2001 US$'000
After Charging:					
Cost of inventories sold (excluding provision for/ write-off of stocks)		70,654	84,848	—	—
Amortisation of:					
— deferred expenditures	6	121	235	—	4
— goodwill on consolidation	6	306	550	—	—
— other assets		—	354	—	—
Auditors' remuneration	33	269	416	57	187
Provision for decline in value of short-term investments	18	—	123	—	—
Provision for doubtful debts for trade debtors	13	876	726	—	—
Bad debts written off (trade)		246	603	—	—
Provision for unsaleable stocks	12	599	505	—	—
Stocks written off		503	—	—	—
Goodwill written off		143	—	—	—
Long-term investment written off		11	—	—	—
Depreciation of fixed assets:					
— land and buildings	4	199	189	—	—
— leasehold improvements	4	867	685	—	—
— plant and machinery and moulds	4	261	232	—	—
— furniture and fixtures	4	223	367	—	—
— office equipment	4	571	446	—	—
— motor vehicles	4	119	126	—	—
Directors' remuneration	34	3,472	1,454	1,525	610
Fixed assets written off		14	5	—	—
Loss on disposal of fixed assets		27	2	—	—
Loss on disposal of short-term investments		78	60	—	—
Personnel expenses	32	25,008	25,591	515	988
Operating leases expenses		5,704	5,816	50	55
Provision for employees' retirement benefits	23	269	241	—	—
After Crediting:					
Write-back of provision for doubtful debts for trade debtors		110	234	—	—
Gross dividend income from quoted equity investments		43	55	—	—

31. FINANCIAL (EXPENSES)/INCOME, NET

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Interest expense:				
— bank loans and overdrafts	(1,480)	(2,016)	—	—
— finance lease obligations	(2)	—	—	—
— others	(65)	(48)	—	(39)
Exchange loss, net	—	—	(2)	(27)
	(1,547)	(2,064)	(2)	(66)
Interest income:				
— bank deposits	538	416	6	6
— an associated company	—	10	—	10
— others	19	74	—	68
Exchange gain, net	932	198	—	—
	1,489	698	6	84
	(58)	(1,366)	4	18

32. PERSONNEL EXPENSES

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Wages, salaries and bonuses	22,711	23,886	497	976
Retirement benefits	746	241	—	—
Termination benefits	—	37	—	—
Other social expenses	1,551	1,427	18	12
	25,008	25,591	515	988

33. AUDITORS' REMUNERATION

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Audit services				
— auditors of the Company				
— current year	157	241	43	55
— net under provision in prior year	4	28	—	63
	161	269	43	118
— other auditors				
— current year	66	7	—	—
	227	276	43	118
Other services				
— auditors of the Company	38	140	14	69
— other auditors	4	—	—	—
	42	140	14	69
	269	416	57	187

34. DIRECTORS' REMUNERATION

	The Group		The Company	
	2002	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000
Directors of the Company:				
Fees	**325**	301	**325**	282
Salaries	**2,087**	654	**1,200**	328
	2,412	955	**1,525**	610
Paid or payable to directors of subsidiary companies who are not directors of the Company:				
Fees	**18**	71	—	—
Salaries	**1,042**	428	—	—
	1,060	499	—	—
Total directors' remuneration	**3,472**	1,454	**1,525**	610

	2002	2001
Number of directors of the Company in remuneration bands:		
Singapore dollars 500,000 (equivalent to US$276,503) and above	**2**	—
Singapore dollars 250,000 to Singapore dollars 499,999 (equivalent to US$138,251 to US$276,502)	**2**	4
Below Singapore dollars 250,000 (equivalent to US$138,251)	**2**	2
	6	6

During the financial year, the Group paid professional fees of approximately US$4,000 (2001: US$30,000) to a company in which a director of certain subsidiary companies has an interest.

35. TAXATION

	The Group	
	2002	2001
	US$'000	US$'000
Current taxation		
— current year	2,237	1,950
— (over)/under provision in prior years	(1)	57
Deferred taxation		
— current year	(123)	(450)
— over provision in prior years	(2)	—
	2,111	1,557

A reconciliation of taxation expense based on the statutory tax rates in countries where the subsidiary companies operate to taxation expense reflected in the consolidated statement of profit and loss is as follows:

	The Group	
	2002	2001
	US$'000	US$'000
Accounting profit before taxation	6,866	3,517
Tax at the applicable tax rates	2,155	1,282
Unrecognised income tax losses of subsidiary companies	2,019	2,501
Non-taxable income	(2,514)	(2,883)
Non-deductible expenses	454	600
(Over)/Under provision in prior years	(3)	57
Tax expense	2,111	1,557

The Company is an exempted company incorporated in Bermuda and is not liable for taxation in Bermuda.

The subsidiary companies are subject to different rates of taxation in the various countries in which they operate. Losses incurred by certain subsidiary companies cannot be offset against profits from other subsidiary companies for the purpose of establishing liability to taxation.

Certain subsidiary companies had unutilised tax losses of approximately US$17,619,000 (2001: US$9,718,000) available for offset against future taxable profits, subject to agreement with the relevant taxation authorities of the respective countries in which the subsidiary companies operate. The potential deferred tax asset arising from these unutilised tax losses has not been recognised in the financial statements.

36. EARNINGS PER SHARE

Earnings per share is calculated based on the consolidated profit attributable to shareholders of approximately US$4,744,000 (2001: US$1,012,000) and on the weighted average number of 393,895,913 ordinary shares (2001: 392,446,856 ordinary shares) in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect arising from the exercise of all outstanding share options granted to employees where such shares would be issued at a price lower than the fair value (average share price during the financial year). The difference between the number of shares to be issued at the exercise prices under the options and the number of shares that would have been issued at the fair value based on the assumed proceeds from the issue of these shares are treated as ordinary shares issued for no consideration. The number of such shares issued for no consideration is added to the number of ordinary shares outstanding in the computation of diluted earnings per share. No adjustment is made to consolidated profit attributable to shareholders.

Diluted earnings per share is not presented as the outstanding share options were anti-dilutive for the years ended 30 April 2002 and 2001.

37. RESERVES

The share premium reserve represents the excess of the net proceeds of shares issued over their par value. It can be utilised only for bonus issues of shares, or writing off preliminary expenses of the Company, writing off commissions and discounts on issues of shares and debentures of the Company and providing for premium payable on redemption of shares and debentures of the Company.

The capital reserve represents the transfer of the capital gain recorded in the statement of profit and loss of a Taiwanese subsidiary company as required by Taiwanese law, which stipulates that such a reserve can be utilised only to offset a capital deficit and for bonus issues of shares.

The contributed surplus of the Company represents the difference between the nominal amount of the Company's shares issued and the book value of the underlying net assets of the subsidiary companies acquired as a result of a group reorganisation in 1995, and can be utilised for bonus issues of shares or for capital redemption where there are repurchases of shares.

The Company's reserves (excluding retained profit) as at 30 April 2002 available for distribution to shareholders were represented by contributed surplus of approximately US$4,076,000 (2001: US$4,076,000).

38. SIGNIFICANT RELATED PARTY TRANSACTIONS

In addition to those disclosed elsewhere in the financial statements, significant transactions with related parties are as follows:

The Group

(a) Sales to Wang's International, Inc., an affiliate, during the year were approximately US$269,000 (2001: US$5,155,000).

(b) Sales to Wang's Canadian Acquisition Corporation, an affiliate, during the year were approximately US$205,000 (2001: Nil).

(c) Sales to Creative Co-Op Inc., an affiliate, during the year were approximately US$54,000 (2001: Nil).

(d) The Group paid rental of US$48,000 (2001: US$15,000) to Turmar Limited, which is wholly-owned by Wang Lu Yen, a director of the Company, and his spouse.

(e) The Group paid rental of US$14,000 (2001: US$14,000) to the spouse of Wang Lu Yen.

(f) Certain overdrafts and bank loans are secured by a property held by Wang Lu Yen and his spouse as well as their personal guarantees.

(g) During the year, the Group acquired certain fixed assets from Othman Limited, which is beneficially owned by Wang Lu Yen, a director of the Company, and his spouse for approximately US$32,000 (2001: Nil).

(h) The Group provided a corporate guarantee on 9 May 1996 to a bank of Wang's International, Inc., an affiliate, to secure certain obligations in respect of certain equipment leases of Wang's International, Inc. The Group's exposure in respect of the guarantee is in the maximum sum of approximately US$255,000 (2001: US$718,000).

The Company

(a) Dividend income from a subsidiary company amounted to US$10,800,000 (2001: Nil).

(b) The Company provided a corporate guarantee on 9 May 1996 to a bank of Wang's International, Inc., an affiliate, to secure certain obligations in respect of certain equipment leases of Wang's International, Inc. The Company's exposure in respect of the guarantee is in the maximum sum of approximately US$255,000 (2001: US$718,000).

39. COMMITMENTS

(a) Operating Lease Commitments

As at 30 April 2002, the Group had the following commitments for future minimum lease payments under non-cancellable operating leases:

	The Group	
	2002	2001
	US$'000	US$'000
Within one year	2,922	2,978
Within two to five years	1,950	1,881
More than five years	372	493
	5,244	5,352

The above lease commitments only include commitments for basic rentals, and do not include commitments for additional rental payable, if any, when turnover of individual department store counters of certain subsidiary companies exceeds a pre-determined level as it is not possible to determine in advance the amount of such additional rentals.

In addition, the Group has closed the operations of certain retail shops whose operating leases have expiry dates ranging from November 2000 to December 2004. The Group does not believe it will have any significant obligation in respect of future rental under these leases and is in the process of discussing for early termination of these leases with the landlords.

(b) Royalty Commitments

As at 30 April 2002, the Group had a commitment to pay royalty amounting to approximately US$1,734,000 (2001: US$2,436,000). Such commitment is only for the basic royalty, and does not include any commitment for additional royalty payable, if any, when sales from licensed children's apparel and accessories products exceed a pre-determined level as it is not possible to determine in advance the amount of such additional royalty.

39. COMMITMENTS *(continued)*

(c) Capital Commitments

The Group had the following capital commitments at the balance sheet date:

	The Group	
	2002	2001
	US$'000	US$'000
Commitments for the acquisition of fixed assets		
— contracted for but not provided in the financial statements	114	150
— authorised but not contracted for	13	—
	127	150

40. CONTINGENT LIABILITIES

The Group has the following significant contingent liabilities which were not provided in the financial statements:

	The Group		The Company	
	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000
Discounted bills receivable with recourse	397	3,301	—	—
Shipping guarantees	1	28	—	—
Corporate guarantees given to banks for facilities extended to:				
— subsidiary companies*	—	—	16,873	15,385
— a subsidiary company*	—	—	Unlimited	Unlimited
— an affiliate	255	718	255	718

* As at 30 April 2002, the amount of banking facilities utilised by these subsidiary companies was approximately US$7,975,000 (2001: US$5,857,000).

41. SEGMENT INFORMATION

(a) Business Segments

The Group is organised on a worldwide basis and divided into three main operating divisions, namely:

— Home decor and craft-related products

— Licensed products

— Buying agents

Inter-segment pricing is on an arm's length basis.

2002	Home decor and craft-related products US$'000	Licensed products US$'000	Buying agents US$'000	Others US$'000	Elimination US$'000	Group US$'000
External sales	68,925	36,698	29,583	32	—	135,238
Inter-segment sales	31	2,370	10,864	—	(13,265)	—
	68,956	39,068	40,447	32	(13,265)	135,238
Results	2,065	781	8,082	(1,674)	—	9,254
Financial income/ (expenses), net	372	(79)	237	(78)	—	452
	2,437	702	8,319	(1,752)	—	9,706
Unallocated expenses						(2,713)
						6,993
Investment income						383
Unallocated financial expense						(510)
Taxation						(2,111)
Minority interests						(11)
Profit attributable to shareholders						4,744
Assets	29,417	30,342	16,205	5,705		81,669
Unallocated assets						338
Total assets						82,007
Liabilities	29,287	10,259	3,571	4,923		48,040
Unallocated liabilities						394
Total liabilities						48,434
Capital expenditure	181	1,563	1,036	—		2,780
Depreciation and amortisation	747	1,017	833	70		2,667
Other non-cash expenses	1,550	156	761	1,576		4,043

41. SEGMENT INFORMATION (continued)

(a) Business Segments (continued)

2001	Home decor and craft-related products US$'000	Licensed products US$'000	Buying agents US$'000	Others US$'000	Elimination US$'000	Group US$'000
External sales	82,219	38,263	32,456	654	—	153,592
Inter-segment sales	15	1,037	8,003	—	(9,055)	—
	82,234	39,300	40,459	654	(9,055)	153,592
Results	(1,578)	1,348	12,593	(4,457)	—	7,906
Financial (expenses)/ income, net	(1,507)	31	107	(241)	—	(1,610)
	(3,085)	1,379	12,700	(4,698)	—	6,296
Unallocated expenses						(3,073)
						3,223
Investment income						337
Provision for decline in value of short-term investments						(123)
Unallocated financial income						244
Loss on disposal of a subsidiary company						(164)
Taxation						(1,557)
Minority interests						(948)
Profit attributable to shareholders						1,012
Assets	22,759	25,331	14,759	4,542		67,391
Unallocated assets						1,711
Total assets						69,102
Liabilities	20,686	10,027	3,443	2,033		36,189
Unallocated liabilities						2,803
Total liabilities						38,992
Capital expenditure	247	3,247	616	8		4,118
Depreciation and amortisation	747	1,283	644	510		3,184
Other non-cash expenses/ (income)	5,828	(157)	1,069	1,502		8,242

Inter-segment sales within the Group are generally transacted at bought-in cost plus a mark-up to reflect administrative, financial and management costs incurred within the Group.

41. SEGMENT INFORMATION *(continued)*

(b) Geographical Segments

Turnover is based on the location of customers regardless of where the goods are produced. (Loss)/Profit before interest and taxation are based on the location where the subsidiary companies operate. Total assets and capital expenditure are based on the location of those assets.

	Turnover		Profit/(Loss) before interest and taxation		Total assets		Capital expenditure	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
North America	**86,538**	109,683	**(3,389)**	(1,899)	**1,847**	4,846	**—**	109
Mainland China	**26,292**	25,407	**213**	2,670	**26,735**	22,691	**1,416**	3,144
Hong Kong	**12,218**	10,465	**(1,511)**	1,870	**23,449**	18,317	**716**	211
Other Asia	**7,431**	3,453	**12,543**	2,440	**29,976**	23,248	**123**	654
Others	**2,759**	4,584	**—**	—	**—**	—	**525**	—
	135,238	153,592	**7,856**	5,081	**82,007**	69,102	**2,780**	4,118

42. MATERIAL LITIGATIONS

As at 30 April 2001, there was a pending action between the Company as plaintiff and Mayang Investments Pte Ltd ("Mayang'), Ricky Tan Teck Yong and Koh Su Yin Carol Joan as defendants in connection with the proposed investment in Mayang. The proposed investment was not completed due to unsatisfactory due diligence and non-fulfillment of conditions precedent, pursuant to which the Company claimed an amount of S$499,980 from Mayang being the refund of the deposit paid towards the proposed investment. The Company has made full provision for such S$499,980 due from Mayang. There was also a counterclaim by Mayang for an amount of S$3,000,020 plus damages in connection with the same matter. During the year ended 30 April 2002, the Order of Court was made by the High Court of The Republic of Singapore that Mayang would pay to the Company the total sum of S$60,000. In connection with the Order of Court, the directors are of the opinion that the Company should have no further obligation to any counterclaim to be made by Mayang.

There was a pending action between Sun Hill Industries, Inc. ("Sun Hill"), a subsidiary company of the Company, as defendant, and The Winfield Collection Limited ("Winfield") as plaintiff in connection with an alleged copyright infringement by Sun Hill as at 30 April 2002. Sun Hill counter-claimed against Winfield for interference with the business relationships with Sun Hill's customers. Sun Hill has been advised by its lawyers that their confidence in the success of the claim against Winfield is high based upon currently available facts. As at 30 April 2002, the directors are of the opinion that no provision is required for the above claim.

43. SUBSEQUENT EVENTS

The following significant transactions took place subsequent to 30 April 2002 and up to the date of approval of these financial statements:

(a) On 8 May 2002, Linmark Group Limited ("Linmark"), a then wholly-owned subsidiary company, issued 124,800,000 shares of US$0.02 each at HK$1.68 per share to the public and through a placement on The Stock Exchange of Hong Kong Limited, resulting in net cash proceeds (net of share issuance expenses) of approximately US$24,347,000;

(b) On 8 May 2002, RGS Holdings Limited disposed of 31,200,000 shares of Linmark of US$0.02 each at HK$1.68 per share through a placement, resulting in cash proceeds of approximately US$6,720,000;

(c) Immediately after the aforementioned new issue and private placement, share premium of Linmark of US$9,944,000 was capitalised for the issuance of 497,200,000 shares of US$0.02 each to RGS Holdings Limited. After the new issue and private placement, the Group's equity interest in Linmark was reduced from 100% as at 30 April 2002 to 75.00%;

(d) On 27 May 2002, 23,400,000 shares of Linmark of US$0.02 each were issued at HK$1.68 per share pursuant to the over-allotment option exercised by DBS Asia Capital Limited, resulting in net cash proceeds (net of share issuance expenses) of approximately US$4,833,000. As a result, the Group's equity interest in Linmark was further reduced from 75.00% to 72.29%; and

(e) On 30 July 2002, the Company's directors proposed a final dividend and a special dividend of 0.63 Singapore cent per share (equivalent to 0.35 US cent per share) and 0.61 Singapore cent per share (equivalent to 0.34 US cent per share), respectively, totalling approximately US$2,750,000, in respect of the year ended 30 April 2002. The proposed dividends are subject to approval by the Company's shareholders at the forthcoming annual general meeting.

Authorised share capital:	US$90,000,000
Issued and fully paid capital:	US$39,626,276.4
Class of shares:	ordinary shares of US$0.10 each with equal voting rights
Number of shareholders/Depositors*:	5,427

* A Depositor means an Account Holder or a Depository Agent but does not include a Sub-account Holder. For the purposes of this definition, the capitalised terms are as defined in Section 130A of the Singapore Companies Act, Chapter 50.

TWENTY LARGEST SHAREHOLDERS/DEPOSITORS

Name of shareholders/Depositors	Number of shares held	%
DBS Nominees (Private) Limited	107,429,000	27.11
Raffles Nominees Pte Ltd	78,080,000	19.71
DB Nominees (S) Pte Ltd	34,238,000	8.64
Megastar Holdings Limited	30,000,000	7.57
J M Sassoon & Co (Pte) Ltd	20,498,000	5.17
OCBC Securities Private Ltd	7,056,319	1.78
Wang Lu Wei, Robert	6,066,346	1.53
HSBC (Singapore) Nominees Pte Ltd	5,659,520	1.43
DBS Vickers Securities (S) Pte Ltd	5,480,353	1.38
Morgan Stanley Asia (Singapore) Secs Pte Ltd	4,373,000	1.10
Phillip Securities Pte Ltd	2,191,499	0.55
Citibank Consumer Nominees Pte Ltd	1,568,394	0.40
Citibank Nominees Singapore Pte Ltd	1,377,091	0.35
UOB Kay Hian Pte Ltd	1,321,560	0.33
HL Bank Nominees (S) Pte Ltd	950,000	0.24
United Overseas Bank Nominees Pte Ltd	810,500	0.21
Leong Poh Chuen	675,000	0.17
G K Goh Stockbrokers Pte Ltd	664,535	0.17
Lee Keng Hua	615,000	0.16
Kim Eng Ong Asia Securities Pte Ltd	569,000	0.14
	309,623,117	78.14

ANALYSIS OF SHAREHOLDERS/DEPOSITORS BY SIZE OF HOLDINGS

Range of shareholdings	Number of shareholders/ Depositors	%	Number of shares	%
1–999	264	4.86	85,867	0.02
1,000–10,000	3,030	55.83	16,548,736	4.18
10,001–1,000,000	2,119	39.05	74,289,079	18.75
1,000,001 and above	14	0.26	305,339,082	77.05
	5,427	100.00	396,262,764	100.00

SHAREHOLDING HELD IN PUBLIC HANDS

42.29% of the shareholding is held in the hands of the public and Rule 723 of the new Listing Manual is complied with.

SUBSTANTIAL SHAREHOLDERS

Names	Direct interests		Deemed interests		Total	
	Number of shares	%	Number of shares	%	Number of shares	%
Wang Lu Yen	20,200,000	5.10	121,593,500[1]	30.69	141,793,500	35.78
Wang Lu Wei, Robert	10,191,346	2.57	15,000,000[2]	3.79	25,191,346	6.36
Arisaig Partners (BVI) Ltd — Arisaig Asian Small Companies Fund	29,544,000	7.46	—	—	29,544,000	7.46
Arisaig Partners (Mauritius) Ltd — Arisaig Greater China Fund	24,544,000	6.19	—	—	24,544,000	6.19

Notes:

(1) Out of these shares, 121,243,500 shares are owned beneficially by Megastar Holdings Limited, a company wholly-owned by Wang Lu Yen and 350,000 shares are owned beneficially by Wang Liaw Bin Bin, the spouse of Wang Lu Yen.

(2) The 15,000,000 shares are held by a family trust of which Wang Lu Wei, Robert is a beneficiary for the three years commencing on 24 December 2001 and his spouse, Susan Wang, is the trustee.

NOTICE IS HEREBY GIVEN THAT the 2002 Annual General Meeting of the Company ("AGM") will be held at Raffles City Convention Centre, Enterprise Room, 4th Level, South Tower, 2 Stamford Road, Singapore 178882 on Friday, 20 September 2002 at 2.30 p.m. to transact the following business:

AS ORDINARY BUSINESS

1. To receive and adopt the directors' report and audited accounts of the Company for the financial year ended 30 April 2002 together with the auditors' report thereon.

2. To declare a final dividend and a special dividend.

3. To re-elect the following directors retiring pursuant to the bye-laws of the Company and who, being eligible, offer themselves for re-election:

   3.1 Liu Tsun Kie

   3.2 Fan Ren Da, Anthony

4. To authorise the directors to fix the directors' fees for the financial year ending 30 April 2003.

5. To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the directors to fix their remuneration.

AS SPECIAL BUSINESS

6. To consider and, if thought fit, passing the following resolution, with or without modifications, as an ordinary resolution:

   "**THAT** the maximum number of the directors of the Company for the time being be 12 and that the board of directors of the Company be authorised to appoint additional directors up to such maximum number."

7. To transact any other business which may properly be transacted at an annual general meeting.

By Order of the Board
Cheung Hoi Yin, Brenda
Company Secretary

28 August 2002

Notes:

1. With the exception of The Central Depository (Pte) Limited ("CDP") who may appoint more than two proxies, any member of the Company entitled to attend and vote at the AGM is entitled to appoint no more than two proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

2. Subject to paragraph 3 below, to allow persons whose names are listed on the Depository Register (individually a "Depositor" and collectively the "Depositors") maintained by CDP as at 18 September 2002 ("Cut-Off Date") to attend the AGM, arrangements will be made for CDP to automatically issue a proxy form appointing each of the Depositors and, in relation to each of the Depositors, in respect of such number of shares of the Company set out opposite their respective names in the Depository Register maintained by CDP as at the Cut-Off Date, as its proxy/proxies to attend and vote at the AGM. Accordingly, a Depositor who wishes to attend and vote in person at the AGM can do so without having to submit the Depositor Proxy Form (defined below), provided that a Depositor who is a corporation and who wishes to attend the AGM must submit the Depositor Proxy Form for the appointment of person(s) to attend and vote at the AGM on its behalf.

3. If a Depositor wishes to appoint person(s) other than the Depositor to attend and vote at the AGM in his stead, the Depositor should complete and submit the proxy form attached to this notice and despatched to Depositors ("Depositor Proxy Form"). If a shareholder, who is not a Depositor, wishes to appoint person(s) other than the shareholder to attend and vote at the AGM in his stead, the shareholder should complete and submit the proxy form despatched to shareholders who are not Depositors ("Shareholder Proxy Form"). To be effective, the Depositor Proxy Form or the Shareholder Proxy Form must be deposited at the office of the Company's Singapore share transfer agent, M & C Services Private Limited, at 138 Robinson Road, #17–00, The Corporate Office, Singapore 068906, not less than 48 hours before the time appointed for the AGM or its adjournment thereof.

4. The board of directors ("Board") currently comprises six members. The proposed ordinary resolution set out in item 6 of the agenda, if approved by shareholders, will allow the Board to appoint up to six additional directors to the Board.

Financial Calendar 2002

Financial year ended	30 April 2002
Full year results announced	30 July 2002
Annual General Meeting	20 September 2002
Special General Meeting	
Ex-dividend date for dividends	25 September 2002
Record date for dividends	27 September 2002
Book closure period	28-29 September 2002
Payment of dividends	(on or about) 11 October 2002
Interim period ended	31 October 2002
Interim results to be announced	late January 2003*

**subject to change*

Dividends

The board recommends the payment of a final dividend and a special dividend of 0.63 Singapore cent per share (equivalent to 0.35 US cent per share) and 0.61 Singapore cent per share (equivalent to 0.34 US cent per share) respectively. Subject to shareholders' approval, the final dividend and special dividend will be payable in cash to shareholders whose names appear on the register of members as at Friday, 27 September 2002.

Dividends will be paid on or about Friday, 11 October 2002.

The register of members will be closed from Saturday, 28 September 2002 to Sunday, 29 September 2002, both dates inclusive. In order to qualify for the proposed dividends, all transfer forms accompanied by the relevant share certificates must be lodged with the Company's Singapore share transfer agent not later than 5.00 p.m. on Friday, 27 September 2002.

Investors Relations

For enquiries relating to investors relations, please contact:
WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Telephone: (65) 6737 4844
Facsimile : (65) 6737 4944

Design : The Design Associates Ltd

ROLY INTERNATIONAL HOLDINGS LTD.
全威國際控股有限公司*

(Incorporated in Bermuda with limited liability)

www.roly.com

*For identification purpose only